       THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR THE SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-39800
                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED JANUARY 8, 2001
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 5, 2000)
                               30,000,000 SHARES

                                [WILLIAMS LOGO]
                                  COMMON STOCK
                             ----------------------
     The Williams Companies, Inc. is selling all of the shares.

     The shares trade on the New York Stock Exchange under the symbol "WMB." On January 5, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $36.75 per share.
                             ----------------------

                                                              PER SHARE             TOTAL
                                                              ---------             -----
Public offering price.......................................      $                   $
Underwriting discount.......................................      $                   $
Proceeds, before expenses, to Williams......................      $                   $

     The underwriters may purchase up to an additional 4,500,000 shares from Williams at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about January   , 2001.
                             ----------------------
                      Joint Lead and Book-Running Managers

LEHMAN BROTHERS                                              MERRILL LYNCH & CO.

                               Joint Lead Manager

                           CREDIT SUISSE FIRST BOSTON
                             ----------------------
BANC OF AMERICA SECURITIES LLC
                    CIBC WORLD MARKETS
                                       GOLDMAN, SACHS & CO.
                                                     UBS WARBURG LLC
                             ----------------------
          The date of this prospectus supplement is January   , 2001.

                               TABLE OF CONTENTS

                       PROSPECTUS SUPPLEMENT

The Williams Companies, Inc. ...............................    S-3
Recent Developments.........................................    S-5
The Offering................................................    S-7
Use of Proceeds.............................................    S-7
Price Range of Common Stock.................................    S-7
Capitalization..............................................    S-8
Selected Financial Data.....................................    S-9
Financial Condition and Liquidity...........................   S-10
Management's Discussion and Analysis of Results of
  Operations................................................   S-12
Underwriting................................................   S-25
Forward-Looking Statements..................................   S-27
Legal Matters...............................................   S-28

                            PROSPECTUS

Where You Can Find More Information.........................      1
Incorporation of Certain Documents by Reference.............      1
The Williams Companies, Inc. ...............................      2
Use of Proceeds.............................................      4
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividend Requirements...      4
Description of Debt Securities..............................      4
Limitations on Issuance of Bearer Debt Securities...........     15
Description of Preferred Stock..............................     15
Description of Common Stock.................................     19
Plan of Distribution........................................     20
Experts.....................................................     21
Legal Matters...............................................     21

                             ----------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the date of such information. Our business, financial condition, results of operations and prospects may have changed since those dates.

                          THE WILLIAMS COMPANIES, INC.

     Williams is a holding company headquartered in Tulsa, Oklahoma. Williams was originally incorporated under the laws of the State of Nevada in 1949 and was reincorporated under the laws of the State of Delaware in 1987. We maintain our principal executive offices at One Williams Center, Tulsa, Oklahoma 74172, telephone (918) 573-2000.

ENERGY

     Through Williams Gas Pipeline Company and Williams Energy Services and their subsidiaries, we engage in the following types of energy-related activities:

     - energy commodity marketing and trading;

     - transportation and storage of natural gas and related activities through operation and ownership of five wholly owned interstate natural gas pipelines and several pipeline joint ventures;

     - natural gas gathering, processing and treating activities in the U.S. through ownership and operation of approximately 11,200 miles of gathering lines, 11 natural gas treating plants and 15 natural gas processing plants (one of which is partially owned), as well as approximately 6 billion cubic feet per day of gas processing capacity, approximately 225,000 barrels per day of NGL production capacity, an NGL pipeline system and more than 5 million barrels of NGL storage capacity in western Canada.

     - natural gas liquids transportation through ownership and operation of approximately 13,508 miles of natural gas liquids pipeline;

     - transportation of petroleum products and related terminal services through ownership or operation of approximately 9,170 miles of petroleum products pipeline and 80 petroleum products terminals;

     - exploration and production of oil and natural gas through ownership of
       1.05 trillion cubic feet of proved natural gas reserves primarily located in New Mexico, Wyoming and Colorado;

     - refining of petroleum products through operation and ownership of two refineries;

     - production and marketing of ethanol and bio-products through operation and ownership of two ethanol plants (one of which is partially owned);

     - light hydrocarbon/olefin transportation through 300 miles of pipeline in southern Louisiana;

     - ethylene production through a 5/12 interest in a 1.2 billion pound/year facility in Geismar, Louisiana;

     - distributed power services; and

     - retail marketing through 46 travel centers.

     We also directly invest in energy projects primarily in Canada, South America and Lithuania and continue to explore and develop additional projects for international investments. In addition, we invest in energy and infrastructure development funds in Asia and Latin America.

WILLIAMS COMMUNICATIONS GROUP, INC.

     Williams Communications owns or leases, operates and has substantially completed a nationwide intercity fiber-optic network, which it is extending locally and globally. Prior to the initial public offering of its common stock in October 1999, Williams Communications was a wholly-owned subsidiary of Williams. Williams currently owns approximately 85 percent of the outstanding shares of Williams Communications' common stock.

     Williams Communications operates through four business units. The network unit provides Internet, data, voice and video services exclusively to communications service providers. Through its broadband media unit, Williams Communications transmits live and non-live media content worldwide, including broadcast news, sports, advertising and special events. The solutions unit provides professional communications services, and sells and installs communication equipment, to address the comprehensive voice and data needs of organizations of all sizes. Through its strategic investments unit, Williams Communications makes investments in companies that it believes will, directly or indirectly, increase revenue opportunities for its other business units. Williams Communications has formed strategic alliances with communications companies to secure long-term, high-capacity commitments for traffic on its network and to enhance its service offerings.

ORGANIZATION CHART

     The following chart shows Williams' principal subsidiaries.

                                    [CHART]

                              RECENT DEVELOPMENTS

SEPARATION OF WILLIAMS COMMUNICATIONS

     On July 24, 2000, we announced that our board of directors had authorized our management to pursue a course of action that, if successful and approved by the board, would lead to a separation of Williams Communications' business from our energy business. On August 8, 2000, we announced that the Internal Revenue Service had issued a favorable ruling on a proposed tax-free spin-off of Williams Communications through the distribution of Williams Communications Class B common stock to our stockholders. In order for us to receive the benefit of the ruling, we must consummate the spin-off by August 2001 and all the factual representations made by us to the IRS must be true in all material respects.

     On November 16, 2000, we announced that our board of directors had authorized management to continue to pursue the spin-off of Williams Communications. Assuming market conditions and other factors continue to support the spin-off, our board may vote later this year to approve the spin-off, set the record date and determine the number of shares of Williams Communications stock that would be distributed for each share of our stock. Certain of our and Williams Communications' debt agreements include covenants or other restrictions that would require amendment or waivers from lenders before the spin-off could be completed.

     While no decision has been made whether to separate the businesses, we are considering, in either case, contributing Williams Communications' outstanding promissory note of approximately $975 million, adjusted for resolution of certain outstanding items, in exchange for additional common equity in Williams Communications. We may also contribute certain physical assets, including a building under construction, in exchange for additional Williams Communications' common equity. We are also evaluating several credit support mechanisms to enable Williams Communications to obtain the capital needed to allow it to continue to execute its growth plan and business strategy.

CALIFORNIA POWER MARKET

     Through a long-term contractual relationship with affiliates of AES Corp., Williams Energy Marketing & Trading Company ("WEMT"), a subsidiary of Williams, has dispatch and marketing rights to nearly 4,000 megawatts of generation capacity in the Los Angeles basin. WEMT sells much of this capacity on a forward basis through contracts with various counterparties. The remainder of its available capacity is sold in the spot and short term market primarily through the California Power Exchange and the California Independent System Operator. In the past year, tight supply and increased demand has resulted in higher wholesale power prices to the California utilities. At the same time, two of the three major utilities have operated under a retail rate freeze. As a result, there has been significant underrecovery of costs by the utilities, and the prospect of their insolvency has arisen, as well as a potential end to the rate freeze and significant retail rate increases. At this time, we do not believe that our credit exposure to these utilities would result in a material adverse effect on our results of operations or financial condition.

     A number of federal and state initiatives addressing the issues of the California electric power industry are also ongoing and may result in restructuring of various markets in California and elsewhere. Allegations have also been made that the wholesale price increase resulted from the exercise of market power and collusion of the power generators and sellers, such as WEMT. These allegations have resulted in multiple state and federal investigations as well as the filing of class-action lawsuits in which WEMT is a named defendant. These initiatives, investigations and proceedings are all in their preliminary stages and we are unable to estimate their likely outcome.

WILLIAMS EXPRESS, INC.

     On December 28, 2000, we announced that Williams Express, Inc., a subsidiary of Williams, had signed an agreement to sell its convenience store operations to Durham, North Carolina-based

Convenience USA, Inc. The sale is expected to be concluded in the first quarter of 2001. Pursuant to the agreement, Convenience USA will purchase the 198 MAPCO Express convenience stores, primarily in the Tennessee metropolitan areas of Memphis and Nashville. Williams will continue to own and operate its 46 interstate travel centers across the United States.

ATL AND WILLIAMS COMMUNICATIONS SOLUTIONS

     We continue to evaluate strategic alternatives to maximize the total return from our investments in certain businesses, including ATL-Algar Telecom Leste S.A. and Williams Communications Solutions. These alternatives may include the restructuring of one or more of the businesses. We have also received indications of interest from potential purchasers as to certain of our investments in these businesses. We have retained financial advisors to assist in our evaluation of the alternatives, but at this time we have not reached a final conclusion as to which alternative to pursue or determined what the financial consequences will be. However, the alternatives that are being considered with respect to Williams Communications Solutions will likely result in a material charge to Williams Communications' earnings, and, as a result, to our consolidated earnings.

FINANCING ACTIVITIES

     In September 2000, Williams entered into a $630 million short-term bank credit agreement expiring December 2000 and at September 30, 2000 had borrowed $300 million under this facility. The proceeds plus additional borrowings under the facility were used to purchase various energy-related assets in Canada. Included in the purchase were interests in several natural gas liquids (NGL) extraction and fractionation plants, NGL transportation pipeline and storage facilities and a natural gas processing plant. In December 2000, Williams entered into a $630 million long-term financing transaction to replace the short-term bank facility.

     Also in September 2000, Williams issued a $500 million debt obligation to an affiliate of UBS Warburg with a 10 year and four month maturity. The proceeds were used for general corporate purposes, including the repayment of commercial paper. During the initial four month term, the interest rate on this debt obligation will vary based on LIBOR plus .40 percent. Under the terms of this debt obligation, UBS Warburg is required to tender the security so that it can be remarketed to investors with a fixed interest rate for the remaining 10 year term or redeemed by Williams. We plan to issue up to an additional $1.5 billion of long-term senior unsecured debt securities in a transaction exempt from the registration requirement of the Securities Act. We expect to use the proceeds from this planned issuance of debt securities to redeem the debt outstanding to UBS Warburg and to fund our energy-related capital program, repay other debt and for other general corporate purposes.

     In December 2000, we issued $600 million of floating rate debt securities due December 15, 2001 to an affiliate of Lehman Brothers in a transaction exempt from the registration requirements of the Securities Act. These floating rate notes bear interest at an initial rate of 7.27% until March 15, 2001. If we do not repay the notes on March 15, 2001, Lehman Brothers may reset the interest rate to LIBOR plus a spread to be determined in accordance with the terms of the note.

                                  THE OFFERING

Common stock offered by Williams............................  30,000,000 shares
Common stock outstanding after the offering.................  474,014,536 shares(1)(2)
NYSE symbol.................................................  WMB

---------------

(1) This number consists of the number of shares outstanding as of October 31, 2000 plus the number of shares to be issued in this offering. The number of shares outstanding after the offering excludes shares reserved for issuance under our stock option plans. As of December 31, 1999, 49.4 million shares were reserved for issuance, of which options to purchase 22.8 million shares at an average option price of $25.03 had been issued as of such date.

(2) This number assumes that the underwriters' over-allotment options are not exercised. If the over-allotment options are exercised in full, we will issue and sell an additional 4,500,000 shares.

                                USE OF PROCEEDS

     Based on the closing price of our common stock on January 5, 2001 of $36.75, we expect to receive net proceeds of approximately $1,074 million after deducting the underwriting discount and expenses payable by us (or approximately $1,235 million, assuming the underwriters exercise their over-allotment option in full) in connection with this offering.

     The net proceeds from this offering will be used to expand our capacity to fund our energy-related capital program, to repay commercial paper (which has interest rates ranging from 6.89% to 7.75%) and other short-term indebtedness and for other general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

     Our common stock, $1.00 par value, is listed and traded on the New York Stock Exchange under the ticker symbol "WMB." The following table sets forth the high and low closing prices for transactions involving our common stock for each calendar quarter, as reported on the New York Stock Exchange Composite Tape, and related dividends paid per common share during such periods.

                                                               HIGH     LOW     DIVIDEND
                                                              ------   ------   --------
2001:
  First Quarter (through January 5, 2001)...................  $37.94   $35.38   $   N/A
2000:
  Fourth Quarter............................................  $44.06   $31.81   $  0.15
  Third Quarter.............................................   47.63    39.98      0.15
  Second Quarter............................................   44.50    35.50      0.15
  First Quarter.............................................   48.69    30.31      0.15
1999:
  Fourth Quarter............................................  $39.69   $28.06   $  0.15
  Third Quarter.............................................   45.25    35.81      0.15
  Second Quarter............................................   53.13    39.00      0.15
  First Quarter.............................................   40.50    29.50      0.15
1998:
  Fourth Quarter............................................  $31.88   $25.88   $  0.15
  Third Quarter.............................................   36.81    23.00      0.15
  Second Quarter............................................   35.75    28.88      0.15
  First Quarter.............................................   34.25    26.63      0.15

     On January 5, 2001 the last reported sale price of our common stock on the New York Stock Exchange was $36.75 per share.

                                 CAPITALIZATION

     The following table sets forth the unaudited cash and cash equivalents, short-term debt and capitalization of Williams as of September 30, 2000, on an actual basis and as adjusted to give effect to the issuance and sale of the common stock offered hereby and the application of the estimated net proceeds therefrom, as discussed in "Use of Proceeds". We have assumed a public offering price of $36.75 per share, the closing price for our common stock on January 5, 2001, and no exercise of the underwriters' overallotment option. This information should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in the accompanying prospectus. Please read "Where You Can Find More Information".

                                                                  SEPTEMBER 30, 2000
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(1)
                                                              ---------   --------------
                                                                    (IN MILLIONS)
Cash and cash equivalents...................................  $ 1,027.5     $ 1,027.5
                                                              =========     =========
Notes payable and current portion of long-term debt.........  $ 3,468.6     $ 2,394.6
                                                              =========     =========
Long-term debt..............................................  $10,013.7     $10,013.7
Preferred ownership interests of subsidiaries:
  Preferred interests of subsidiaries.......................      575.6         575.6
  Williams obligated mandatorily redeemable preferred
     securities of Trust holding only Williams indentures...      186.2         186.2
Stockholders' equity:
  Common stock, $1 par value, 960 million shares authorized,
     447.5 million outstanding at September 30, 2000, 477.5
     million as adjusted....................................      447.5         477.5
  Capital in excess of par value............................    2,460.5       3,504.5
  Retained earnings.........................................    3,180.7       3,180.7
  Accumulated other comprehensive income....................      238.6         238.6
  Other.....................................................      (89.0)        (89.0)
                                                              ---------     ---------
                                                                6,238.3       7,312.3
  Less treasury stock (at cost), 3.6 million shares of
     common stock at September 30, 2000.....................      (42.9)        (42.9)
                                                              ---------     ---------
          Total stockholders' equity........................    6,195.4       7,269.4
                                                              ---------     ---------
          Total capitalization(2)...........................  $16,970.9     $18,044.9
                                                              =========     =========

---------------

(1) Does not reflect adjustments for financing activities subsequent to September 30, 2000, including those discussed in "Financing Activities" under "Recent Developments".

(2) Consists of long-term debt, preferred interests of subsidiaries, Williams obligated mandatorily redeemable preferred securities of Trust holding only Williams indentures, and stockholders' equity.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data of Williams as of and for each of the periods indicated. This information should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in the accompanying prospectus.

                                                                                           NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                   ----------------------------------------------------   -------------------
                                     1995       1996       1997       1998       1999       1999       2000
                                   --------   --------   --------   --------   --------   --------   --------
                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)              (UNAUDITED)
STATEMENT OF INCOME DATA:
Revenues.........................  $5,695.6   $6,849.0   $8,249.5   $7,658.3   $8,593.1   $6,144.3   $8,145.6
Income from continuing
  operations.....................     366.5      505.3      436.8      141.4      161.8      104.7      594.2
Income (loss) from discontinued
  operations.....................   1,029.3      (32.7)      (6.3)     (14.3)        --         --         --
Extraordinary gain (loss)........        --         --      (79.1)      (4.8)      65.2         --         --
Cumulative effect of change in
  accounting principal...........        --         --         --         --       (5.6)      (5.6)     (21.6)
Diluted earnings per share:
  Income from continuing
     operations..................      0.86       1.17       1.01       0.31       0.36       0.23       1.33
  Income (loss) from discontinued
     operations..................      2.49      (0.08)     (0.01)     (0.03)        --         --         --
  Extraordinary gain (loss)......        --         --      (0.19)     (0.01)      0.15         --         --
  Cumulative effect of change in
     accounting principal........        --         --         --         --      (0.01)     (0.01)     (0.05)
Cash dividends per common
  share..........................      0.36       0.47       0.54       0.60       0.60       0.45       0.45

                                                      AS OF DECEMBER 31,                           AS OF
                                   ---------------------------------------------------------   SEPTEMBER 30,
                                     1995        1996        1997        1998        1999          2000
                                   ---------   ---------   ---------   ---------   ---------   -------------
                                                         (IN MILLIONS)                          (UNAUDITED)
BALANCE SHEET DATA:
Total assets.....................  $12,853.2   $14,611.6   $16,282.8   $18,647.3   $25,288.5     $32,228.3
Long-term debt...................    3,675.0     4,985.3     5,351.5     6,366.4     9,235.3      10,013.7
Williams obligated mandatorily
  redeemable preferred securities
  of Trust.......................         --          --          --          --       175.5         186.2
Stockholders' equity.............    3,828.9     4,036.9     4,237.8     4,257.4     5,585.2       6,195.4

                       FINANCIAL CONDITION AND LIQUIDITY

     The following discussion has been taken from Williams' Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and updated, where possible, to include amounts as of December 31, 2000 and information on activities that occurred subsequent to the filing of that quarterly report. Any amounts which we have provided below as of any date after September 30, 2000 only represent management's best estimates because complete financial information is not yet available as of and for the year ended December 31, 2000. You should read the following discussion in conjunction with the consolidated financial statements and related notes incorporated by reference in the accompanying prospectus as well as the other documents that we have filed with the SEC since the date of those periodic reports and the "Recent Developments" section of this prospectus supplement.

     Williams considers its liquidity to come from both internal and external sources. Certain of those sources are available to Williams (parent) and certain of its subsidiaries while others can only be utilized by Williams
Communications. Williams' unrestricted sources of liquidity, which can be utilized subject to certain limitations under existing loan covenants, consist primarily of the following:

     - Available cash-equivalent investments of $150 million at September 30, 2000, as compared to $494 million at December 31, 1999. Williams estimates available cash-equivalents to be approximately $900 million at December 31, 2000.

     - $350 million available under Williams' $700 million bank-credit facility at September 30, 2000, as compared to $475 million at December 31, 1999 under the $1 billion bank credit facility that was terminated and replaced in July with the $700 million bank-credit facility. Williams estimates $350 million to be available under its $700 million bank-credit facility at December 31, 2000.

     - $205 million available under Williams' $1.7 billion commercial paper program at September 30, 2000, as compared to $154 million at December 31, 1999 under a $1.4 billion commercial paper program. Williams estimates $4 million to be available under its $1.7 billion commercial paper program at December 31, 2000.

     - Cash generated from operations.

     - Short-term uncommitted bank lines of credit can also be used in managing liquidity.

     Williams' sources of liquidity restricted to use by Williams Communications consist primarily of the following:

     - Available cash-equivalent investments and short-term investments totaling $1 billion at September 30, 2000, as compared to $1.9 billion at December 31, 1999. Williams estimates available cash-equivalents and short-term investments to be approximately $255 million at December 31, 2000.

     - Williams Communications' $1.05 billion bank-credit facility under which $525 million was outstanding at September 30, 2000, and no amounts were outstanding at December 31, 1999. At December 31, 2000, Williams estimates $525 million was outstanding under this facility.

     Williams has an effective $1.775 billion shelf registration statement filed with the Securities and Exchange Commission to issue a variety of debt or equity securities. In November 2000, an amendment to this registration statement was filed and is the registration statement under which the common stock offered by this prospectus supplement will be issued. In addition, there are other outstanding registration statements filed with the Securities and Exchange Commission for Williams and Northwest Pipeline, Texas Gas Transmission and Transcontinental Gas Pipe Line (each a wholly owned subsidiary of Williams) with approximately $755 million of shelf availability remaining which may be used to issue a variety of debt or equity securities. Interest rates and market conditions will affect amounts borrowed, if any, under these arrangements. Williams believes additional financing arrangements, if required, can be obtained on reasonable terms.

     Williams Communications' ability to borrow under its bank credit facility is dependent upon compliance with specified covenants and conditions. Although the facility provides for a total commitment of $1.05 billion, based on Williams Communications' ratio of debt to contributed capital at September 30, 2000, only an additional $152 million could have been borrowed and utilized under the bank-credit facility without issuing additional equity or amending the facility at such date.

     As of September 30, 2000, capital expenditures and investments for 2000, including acquisitions of businesses, were estimated to total approximately $6.6 billion, including approximately $3.8 billion at Williams Communications. Williams expects to have funded capital and investment expenditures, debt payments and working-capital requirements through (1) cash generated from operations, (2) the use of the available portion of Williams' $700 million bank-credit facility, (3) commercial paper, (4) short-term uncommitted bank lines, (5) private borrowings and/or (6) debt or equity public offerings. In addition, Williams Communications' capital and investment expenditures, debt payments and working-capital requirements are also expected to be funded with
(1) the remaining proceeds from its 1999 initial equity and high-yield debt offerings, 2000 high-yield debt offerings and 2000 convertible preferred stock offering, (2) its $1.05 billion bank-credit facility, (3) private borrowings and/or (4) debt or equity public offerings. See also "Recent
Developments -- Separation of Williams Communications."

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

     We have extracted the following discussions of Williams' results of operations for the nine months ended September 30, 2000 and for the year ended December 31, 1999 from Williams' Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and from Williams' Annual Report on Form 10-K/A for the year ended December 31, 1999, respectively, solely for your convenience. We have not attempted to update this discussion in any way. You should read the following discussions in conjunction with the related consolidated financial statements and related notes incorporated by reference in the prospectus. You should also read the other documents that we have filed with the SEC since the date of those periodic reports and the "Recent Developments" section of this prospectus supplement to obtain more information about subsequent developments involving Williams.

NINE MONTHS ENDED SEPTEMBER 30, 2000 VS. NINE MONTHS ENDED SEPTEMBER 30, 1999

  Consolidated Overview

     Williams' revenues increased $2 billion, or 33 percent, due primarily to higher Energy Services' revenues from increased petroleum products and natural gas liquids average sales prices and volumes and higher gas and electric power services revenues. Revenues also increased due to additional rate refund liability reductions at Gas Pipeline and growth in Communications' voice and data services. Partially offsetting these increases were lower fleet management, retail natural gas, electric and propane revenues at Energy Services following the 1999 sales of these businesses, lower Communications' dark fiber lease revenues and lower Communications' revenues from new systems sales and upgrades.

     Segment costs and expenses increased $1.6 billion, or 29 percent, due primarily to higher costs related to increased petroleum products and natural gas liquids average purchase prices and volumes purchased and higher costs and expenses from growth of Communications' Network operations and infrastructure, higher variable compensation levels associated with improved performance at Energy Services and a $25.9 million guarantee loss accrual at Energy Services. Partially offsetting these increases were lower fleet management, natural gas, electric, and propane costs following the sale of all or part of these businesses in 1999 and lower costs associated with the decrease in revenues from new systems sales and upgrades.

     Operating income increased $424.7 million, or 67 percent, due primarily to a $542 million increase at Energy Services and a $61 million increase at Gas Pipeline, partially offset by $190 million higher losses at Communications. Energy Services' increase reflects improved gas and electric power services margins and higher per-unit natural gas liquids margins, partially offset by higher variable compensation levels and the $25.9 million guarantee loss accrual. Gas Pipeline's increase reflects increased reductions to rate refund liabilities in 2000. The increased losses at Communications reflect losses associated with providing customer services prior to completion of the new network, higher depreciation and network lease expense as the network is brought into service and higher selling, general and administrative expenses including costs associated with infrastructure growth and improvement. Partially offsetting Communications' losses was the effect in 1999 of $26.7 million of asset impairment and exit costs.

     Income before income taxes and cumulative effect of change in accounting principle increased $732.5 million, from $236.1 million in 1999 to $968.6 million in 2000, due primarily to $424.7 million higher operating income and $413.1 million higher investing income. Partially offsetting these increases was $143.9 million higher net interest expense reflecting increased debt in support of continued expansion and new projects. The increase in investing income reflects a $214.7 million gain from the conversion of Williams' common stock investment in Concentric Network Corporation for common stock of XO Communications, Inc. (formerly Nextlink Communications, Inc.) pursuant to a merger of those two companies in June 2000, gains totaling $108.3 million from the sale of certain marketable equity securities, a $16.5 million gain on the sale of a portion of the investment in ATL-Algar Telecom Leste S.A. (ATL) and higher interest income, partially offset by $20 million of losses related to the write-downs of certain cost basis and equity investments (see Note 3).

  Gas Pipeline

     Gas Pipeline's revenues increased $109.8 million, or 8 percent, due primarily to $74 million of rate refund liability reductions associated mainly with the evaluation of a favorable Federal Energy Regulatory Commission (FERC) order received in March 2000 by Transcontinental Gas Pipe Line (Transco) related to the rate-of-return and capital structure issues in a regulatory proceeding. Revenues also increased due to $47 million higher gas exchange imbalance settlements (offset in costs and operating expenses), $18 million higher transportation demand revenues at Transco and $18 million higher equity investment earnings from pipeline joint venture projects. Partially offsetting was a total of $46 million of reductions to rate refund liabilities in 1999 by four of the gas pipelines resulting primarily from second-quarter 1999 regulatory proceedings involving rate-of-return methodology.

     Segment profit increased $61 million, or 12 percent, due to the $28 million net effect of rate refund liability reductions discussed above, $18 million higher transportation demand revenues at Transco, $18 million higher equity investment earnings and $14 million lower general and administrative expenses. The lower general and administrative costs include lower professional services costs associated with year 2000 compliance work, efficiencies realized from the headquarters consolidation of two of the pipelines and other cost reduction initiatives, partially offset by costs associated with the office headquarters consolidation. Partially offsetting were $6 million of accruals for gas exchange imbalances and $7 million higher depreciation expense primarily due to increased property plant and equipment.

     Based on current rate structures and/or historical maintenance schedules of certain of its pipelines, Gas Pipeline experiences lower segment profits in the second and third quarters as compared to the first and fourth quarters.

  Energy Services

     Energy Marketing & Trading's revenues increased $1.25 billion, or 106 percent, due to a $545 million increase in trading revenues and a $705 million increase in non-trading revenues. The $545 million increase in trading revenues is due primarily to $576 million in higher gas and electric power services margins, partially offset by $18 million lower natural gas liquids trading margins and $13 million lower crude and refined trading margins. The higher gas and electric power services margins reflect the benefit of higher volatility, expanded price risk management services, $49 million from increased demand and market prices for certain ancillary services in the western region and increased trading volumes, partially offset by $62 million of favorable contract settlements during 1999.

     The $705 million increase in non-trading revenues is due primarily to $829 million higher refined products marketing revenues from higher sales prices and volumes, $49 million higher natural gas liquids revenues resulting from higher average sales prices and volumes and $23 million higher revenues from a portable electric generation business that was transferred from Petroleum Services during 2000. Recent expansions of the Memphis refinery were a significant contributor to the increased refined products marketing volumes. Partially offsetting these increases were $190 million lower revenues following the sale of the retail natural gas, electric and propane businesses in 1999.

     Costs and operating expenses increased $727 million, or 72 percent, due primarily to $837 million higher refined product cost of sales associated with non-trading activities and $41 million higher natural gas liquids cost of sales. Partially offsetting these increases were lower natural gas, electric and propane cost of sales and operating expenses of $99 million and $67 million, respectively. These variances are associated with the corresponding changes in non-trading revenues discussed above.

     Other expense-net in 2000 includes a $25.9 million guarantee loss accrual (see Note 4) partially offset by a $12.4 million gain on the sale of certain natural gas liquids contracts.

     Segment profit increased $421 million, from $65.5 million in 1999 to $486.5 million in 2000, due primarily to $576 million higher gas and electric power services margins and the $12.4 million gain on the sale of certain natural gas liquids contracts. Partially offsetting these increases were $74 million higher selling, general and administrative costs reflecting higher variable compensation levels associated with the improved operating performance, the $25.9 million guarantee loss accrual, $22 million lower crude and refined products margins and a $25 million lower contribution from retail natural gas, electric and propane following the sale of those businesses in 1999.

     Exploration & Production's revenues increased $66.8 million, or 52 percent, due primarily to $36 million from increased realized average natural gas sales prices (including the effect of hedged positions), $28 million associated with increases in both company-owned production volumes and marketing volumes from the Royalty Trust and royalty interest owners and an $8 million contribution in first-quarter 2000 of oil and gas properties acquired in April 1999. Partially offsetting was a $7 million decrease in the recognition of income previously deferred from a 1997 transaction which transferred certain non-operating economic benefits to a third party.

     Segment profit increased $19.6 million, or 99 percent, due primarily to the higher revenues discussed previously partially offset by $33 million higher gas purchase costs related to the marketing of natural gas from the Williams Coal Seam Royalty Trust and royalty interest owners, $7 million higher production-related taxes and $4 million lower gains on sales of assets.

     Midstream Gas & Liquids' revenues increased $264.6 million, or 36 percent, due primarily to $224 million higher natural gas liquids sales from processing activities. The liquids sales increase reflects $147 million from a 61 percent increase in average natural gas liquids sales prices and $77 million from a 48 percent increase in volumes sold. Natural gas liquids sales volumes increased as a result of improved liquids market conditions and a new plant, which became operational in June 1999. In addition, revenues increased due to $24 million higher natural gas liquids pipeline transportation revenues associated with increased shipments following improved market conditions and the completion of the Rocky Mountain liquids pipeline expansion in November 1999, $9 million higher processing revenues and $10 million lower equity investment losses, mainly from the Discovery pipeline project.

     Costs and operating expenses increased $182 million, or 38 percent, due primarily to $111 million higher liquids fuel and replacement gas purchases, $19 million higher transportation, fractionation, and marketing expense related to higher natural gas liquid sales, $12 million higher depreciation expense, $12 million of losses associated with certain propane storage transactions, $10 million higher power costs and increased gathering fuel costs.

     General and administrative expenses increased $14 million, or 19 percent, due primarily to $12 million of reorganization costs. Midstream has completed the reorganization of its operations including the consolidation in Tulsa of certain support functions previously located in Salt Lake City and Houston. In connection with this, Williams offered certain employees enhanced retirement benefits under an early retirement incentive program in first-quarter 2000, and incurred severance, relocation and other exit costs. Midstream expects one-year cost savings to exceed these charges.

     Segment profit increased $72.3 million, or 43 percent, due primarily to $78 million from higher per-unit natural gas liquids margins, $17 million from increased natural gas liquids volumes sold and $10 million lower equity investment losses. Partially offsetting were $12 million of propane storage losses and $14 million higher general and administrative expenses.

     Petroleum Services' revenues increased $1,212 million, or 57 percent, due primarily to $1,047 million higher refinery revenues (including $228 million higher intra-segment sales to the travel centers/ convenience stores which are eliminated) and $366 million higher travel center/convenience store sales. The $1,047 million increase in refinery revenues reflects $911 million from 72 percent higher average refined product sales prices and $136 million from a 12 percent increase in refined product volumes sold. The increase in refined product volumes sold follows refinery expansions and improvements in mid-to-late 1999 and May 2000 which increased capacity. The $366 million increase in travel center/convenience store sales reflects $212 million from 36 percent higher average gasoline and diesel sales prices, $136 million primarily from a 75 percent increase in diesel sales volumes and $18 million higher merchandise sales. The increase in diesel sales volumes and the higher merchandise sales reflect the opening of 11 new travel centers since third-quarter 1999. An additional 12 travel centers are planned to open in fourth-quarter

2000. In addition, Williams is currently negotiating the sale of the convenience stores to a third party. Revenues related to convenience stores for the nine months ended September 30, 2000 and 1999 were $365 million and $337 million, respectively. It is expected that a sale of the convenience stores would be completed by March 31, 2001. Revenues also increased due to $55 million higher bio-energy sales reflecting both an increase in ethanol volumes sold and average ethanol sales prices, $24 million higher revenues from terminalling operations following the acquisition of additional terminals in August 1999, $20 million higher product sales from transportation activities, $13 million higher revenues from a petrochemical plant acquired in March 1999 and $8 million higher revenues from Williams' interest in TAPS acquired in late June 2000. Slightly offsetting these increases were $70 million lower fleet management revenues following the sale of a portion of such operations in late 1999, $15 million lower distribution revenues due to a reduction of propane trucking operations and $14 million lower pipeline construction revenues following substantial completion of the Longhorn project.

     Costs and operating expenses increased $1,169 million, or 61 percent, due primarily to $1,038 million higher refining costs and $380 million higher travel center/convenience store costs (including $228 million higher intra-segment purchases from the refineries which are eliminated). The $1,038 million increase in refining costs reflects $898 million from higher crude supply costs and other related per-unit cost of sales, $112 million associated with increased volumes sold and $28 million higher operating costs at the refineries. The $380 million increase in travel center/convenience store costs includes $222 million from higher average gasoline and diesel purchase prices, $126 million primarily from increased diesel sales volumes and $32 million higher store operating costs. In addition, costs and operating expenses increased due to $42 million higher bio-energy operating costs, $17 million higher cost of product sales from transportation activities and $16 million higher terminalling costs following the August 1999 acquisition of additional terminals. Slightly offsetting these increases were $76 million lower fleet management operating costs following the sale of a portion of such operations in late 1999, $13 million lower pipeline construction costs following substantial completion of the pipeline project and $13 million lower cost of distribution activities following a reduction of propane trucking operations.

     Segment profit increased $24.7 million, or 17 percent, due primarily to $24 million from increased refined product volumes sold, $13 million from higher per-unit refinery margins and $20 million higher gross profit from travel center/convenience store merchandise sales. In addition, segment profit increased $13 million from improved bio-energy operations, $8 million from activities at the petrochemical plant acquired in March 1999, $8 million from increased terminalling activities following the 1999 acquisition and $6 million from product transportation operations. Partially offsetting these increases were $28 million higher operating costs at the refineries, $32 million higher operating costs at the travel centers/convenience stores and the $6.5 million favorable effect in 1999 of settlement of transportation pipeline rate case issues.

  Communications

     Network's revenues increased $143.6 million, or 45.7 percent, due primarily to $182 million from growth in voice and data services provided to customers and $16 million higher network design, operational support and other revenues, partially offset by $43 million lower revenues from dark fiber leases accounted for as sales-type leases on the new fiber-optic network and $14 million lower revenue from an Australian telecommunications operation.

     Costs and operating expenses increased $263.4 million, or 81 percent, due primarily to $149 million higher off-net capacity and local access connection costs associated with providing increased customer services, $57 million higher depreciation expense as portions of the new network are placed into service, $53 million higher operating and maintenance expenses to support increased revenues and future revenue streams, $39 million higher network lease expense for the leased portion of the network, and $12 million higher ad valorem taxes, partially offset by $34 million lower construction costs associated with dark fiber leases accounted for as sales-type leases and $13 million decreased operating expenses from an Australian telecommunications operation.

     Selling, general and administrative expenses increased $61 million, or 67 percent, due primarily to costs associated with adding resources and infrastructure required to increase and serve a growing customer base as more of the network is installed and lit.

     Segment profit increased $125.3 million, from a $103.7 million segment loss in 1999 to a $21.6 million segment profit in 2000, due primarily to a $214.7 million gain from the conversion of Williams' shares of Concentric Network Corporation's common stock into shares of XO Communications, Inc.'s (formerly NEXTLINK Communications, Inc.) common stock pursuant to a merger of those companies in June 2000 and gains totaling $108.3 million from the sale of certain marketable equity securities (see Note 3), partially offset by losses associated with providing customer services off-net prior to completion of the new network, $96 million higher depreciation and network lease expense, $61 million higher selling, general and administrative expenses, and $20 million in write-downs of certain cost-basis and equity investments.

     Broadband Media's revenues decreased $1.9 million and segment loss increased $4.3 million due primarily to $4.6 million of equity losses.

     Solutions' revenues decreased $23.5 million, or 2 percent, due primarily to $55 million lower revenues from new systems sales and upgrades due to lower sales activity consistent with voice equipment industry trends. Partially offsetting were $13 million higher revenues from maintenance and customer service orders and a $19 million increase from all other revenues. Solutions' revenue recognition policy for new system sales and upgrades was changed from the percentage-of-completion method to the completed-contract method effective January 1, 2000 (see Note 6). If the nine months ended September 30, 1999 were determined using the completed-contract method, revenues would have increased $9 million, or one percent.

     Costs and operating expenses increased $19 million, due primarily to $49 million increased installation and service costs, partially offset by $30 million lower costs associated with the decrease in revenues from new systems sales and upgrades. If the nine months ended September 30, 1999 were determined using the completed-contract method, the increase in costs and operating expenses would have been $42 million, or 5.5 percent.

     Selling, general and administrative expenses increased $10 million, due primarily to $9 million higher provision for uncollectible trade receivables reflecting increased aging of accounts due to significant historical billing and collection issues and $8 million increased depreciation and amortization expenses. Partially offsetting these increases were lower incentive compensation levels.

     Segment loss increased $51.5 million, to a $80.4 million loss in 2000 from $28.9 million loss in 1999, due primarily to lower margins and increased selling, general and administrative expenses. If the nine months ended September 30, 1999 were determined using the completed-contract method, the increase in segment loss would have been $42 million.

     Strategic Investments' revenues decreased $26.3 million due primarily to the $33 million effect of businesses that have been sold or otherwise exited, primarily audio and video conferencing and closed-circuit video broadcasting businesses, partially offset by $9 million lower equity investment losses following the first-quarter 2000 sale of a portion of the investment in ATL. Revenues for 2000 represent equity losses from ATL.

     Costs and operating expenses decreased $26 million and selling, general and administrative expenses decreased $17.5 million due primarily to the sale of the audio and video conferencing and closed-circuit video broadcasting businesses.

     Segment profit increased $63.9 million from a $56.3 million loss in 1999, due primarily to $26.7 million of asset impairment charges and exit costs in 1999 (included in other expense-net within segment costs and expenses) relating to management's decision and commitment to sell the audio and video conferencing and closed-circuit video broadcasting businesses (see Note 4), a $16.5 million gain on the sale of a portion of the investment in ATL in the first quarter of 2000 (see Note 3), $9 million lower equity investment losses, a $13.5 million income effect of businesses that were generating losses that have been sold or otherwise exited, and $3.7 million of dividends from a telecommunications investment.

  Other

     Other revenues increased $31.8 million, or 45 percent, due primarily to $17 million of improved international equity investment earnings and $13 million higher Venezuelan gas compression revenues reflecting higher volumes in 2000 following operational problems experienced in first-quarter 1999.

     Segment profit improved $21.7 million, from a $2.9 million segment loss in 1999 to an $18.8 million segment profit in 2000. The improvement was due primarily to a $17 million favorable change in international equity investment earnings and improved operating profit from Venezuelan gas compression related to higher revenues. The $17 million improved international equity investment earnings reflect the change in accounting for an equity investment to a cost basis investment following a reduction of management influence. In addition, the improved international equity investment earnings reflect the consolidation of a partially-owned subsidiary previously accounted for as an equity investment following additional investments in the subsidiary. Partially offsetting were losses from a Lithuanian energy investment acquired in fourth-quarter 1999.

  Consolidated

     Interest Accrued increased $261.6 million, or 58.6 percent due primarily to the $135 million effect of higher borrowing levels combined with the $117.6 million effect of higher average interest rates. These increases primarily reflect the issuance of $2 billion of high-yield public debt in October 1999 by Williams Communications. Interest capitalized increased $117.7 million, from $37.5 million in 1999 to $155.2 million in 2000, due primarily to increased capital expenditures for the fiber-optic network. Investing income increased $413.1 million, from $19.5 million in 1999 to $432.6 million in 2000, due primarily to $343.2 million of gains from sales/conversion of investments and dividends previously discussed within Williams Communications' segment profit and $74 million higher interest income associated primarily with the investment of proceeds from Williams Communications' equity and debt offerings, partially offset by $20 million related to writedowns of certain cost basis and equity investments.

     Minority interest in (income) loss and preferred returns of consolidated subsidiaries changed $37.8 million compared to 1999 due primarily to the effect of the 14.7 percent minority ownership interest in losses at Williams Communications following the October 1999 initial public offering and higher losses experienced by Solutions, LLC which has a 30 percent interest held by a minority shareholder. During third quarter 2000, the cumulative losses attributable to Solutions LLC exceeded Williams' minority interest in the consolidated subsidiary. As a result Williams suspended recording minority interest related to this subsidiary.

     The provision for income taxes increased $243 million, from $131.4 million in 1999 to $374.4 million in 2000, due to higher pre-tax income, partially offset by a lower effective income tax rate. The effective income tax rate in 2000 exceeds the federal statutory rate due primarily to the effects of state income taxes. The effective income tax rate in 1999 is significantly higher than the federal statutory rate due primarily to the effects of state income taxes, losses of foreign entities not deductible for U.S. tax purposes, and the impact of goodwill not deductible for tax purposes related to assets impaired during the second quarter of 1999 (see Note 4).

     The $21.6 million cumulative effect of change in accounting principle in 2000 relates to Solutions' change in revenue recognition policy from the percentage-of-completion method to the completed-contract method (see Note 6). The $5.6 million cumulative effect of change in accounting principle in 1999 relates to the adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (see Note 6).

YEAR ENDED DECEMBER 31, 1999 VS. YEAR ENDED DECEMBER 31, 1998

  Consolidated Overview.

     Williams' revenues increased $935 million, or 12 percent, due primarily to higher revenues from increased petroleum products and natural gas liquids sales volumes and average sales prices, increased revenues from retail natural gas and electric activities following a late 1998 acquisition, higher natural gas services revenues and increases in Communications' dark fiber lease revenues and new business growth. In addition, revenues increased due to the acquisition of a petrochemical plant in 1999, higher revenues from fleet management and mobile computer technology operations and reductions of rate refund liabilities at Gas Pipeline. Partially off-setting these increases were the effects in 1999 of reporting certain revenues net of costs within Energy Services (see Note 1 of Notes to Consolidated Financial Statements), lower pipeline construction revenues and lower electric power services revenues reflecting, in part, the designation of an electric power contract as trading following the adoption in 1999 of EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities."

     Segment costs and expenses increased $824 million, or 12 percent, due primarily to higher costs related to increased petroleum products and natural gas liquids volumes purchased and average purchase prices, higher retail natural gas and electric costs following a late 1998 acquisition, higher costs and expenses from growth of Communications' Network operations and infrastructure, $33.9 million of 1999 losses and asset impairments at Communications, increased fleet management and mobile computer technology operations and higher selling, general and administrative expenses. In addition, 1999 includes $10.5 million of expense associated with a Williams-wide incentive program. Partially offsetting these increases were the effects in 1999 of reporting certain costs net in revenues within Energy Services (see Note 1), lower electric power services costs, lower pipeline construction costs and $45 million of gains from asset sales by Energy Services in 1999. In addition, 1998 included $80 million of MAPCO merger-related costs (including $29 million within general corporate expenses) (see Note 2), a $58.4 million charge at Gas Pipeline related to certain long-term gas supply contracts (see Note 19), $29 million of asset write-downs at Communications and $31 million of retail natural gas and electric credit loss accruals and asset impairments at Energy Services.

     Operating income increased $132 million, or 18 percent, due primarily to increases at Energy Services and Gas Pipeline of $105 million and $87 million, respectively, and the effect in 1998 of MAPCO merger-related costs totaling $80 million, partially offset by $125 million higher losses at Communications. Energy Services' increase reflects improved natural gas trading activities, increased natural gas liquids volumes and margins, $45 million in gains from the sales of assets and the effect in 1998 of $31 million of retail natural gas and electric credit loss accruals and asset impairments, partially offset by higher selling, general and administrative expenses and lower results from electric power trading activities and retail petroleum operations. Gas Pipeline's increase reflects the net favorable revenue effect of 1999 and 1998 adjustments associated with regulatory and rate issues and the effect of the $58.4 million charge in 1998 related to certain long-term gas supply contracts. The additional losses at Williams Communications reflect higher selling, general and administrative expenses, including costs associated with infrastructure growth and improvement, losses experienced from providing customer services prior to completion of the new network and $31 million higher losses from start-up activities of Australian and Brazilian communications operations.

     Income from continuing operations before income taxes, extraordinary gain
(loss) and cumulative effect of change in accounting principle increased $74 million, or 30 percent, due primarily to $132 million higher operating income, $43 million of higher investing income and the effect of 1998 litigation loss accruals and other settlement adjustments totaling $11 million, partially offset by $114 million higher net interest expense reflecting increased debt in support of continued expansion and new projects.

     At December 31, 1999, Williams changed the discount rate assumption for use in calculating pension expense for 2000 from the rate used in 1999 as a result of changes in market rates. This change is expected to decrease pension expense approximately $14 million in 2000.

  Gas Pipeline

     Gas Pipeline's revenues increased $146.8 million, or 9 percent, due primarily to a total of $66 million of reductions to rate refund liabilities, resulting primarily from second-quarter 1999 regulatory proceedings involving rate-of-return methodology for three of the gas pipelines and fourth-quarter 1999 revisions following other regulatory proceedings. Revenues also increased due to $65 million higher gas exchange imbalance settlements, $36 million higher reimbursable costs passed through to customers (both offset in costs and operating expenses) and $14 million from expansion projects and new services. These increases were partially offset by $21 million of favorable 1998 adjustments from the settlement of rate case issues and lower transportation revenues associated with rate design and discounting on certain segments of the pipeline.

     Segment costs and expenses increased $59.9 million, or 6 percent, due primarily to the higher gas exchange imbalance settlements and reimbursable costs which are passed through to customers, $13 million higher general and administrative expenses and $9 million higher depreciation and amortization related mainly to pipeline expansions. These increases were partially offset by the effect of a $58.4 million charge in 1998 (included in other expense -- net) related to certain long-term gas supply contracts entered into in 1982. The charge represented natural gas costs incurred in prior years that will not be recoverable from customers (see Note 19). General and administrative expenses increased primarily from information systems initiatives, higher labor and benefits costs, a $2.3 million accrual for damages associated with two pipeline ruptures in the northwest and the $2 million write-off of previously capitalized software development costs.

     Segment profit increased $86.9 million, or 14 percent, due primarily to the $45 million net revenue effect of the regulatory and rate case issues discussed above, the $58.4 million effect of the accrual for costs in 1998 related to certain long-term gas supply contracts discussed above and $14 million of revenues from expansion projects and new services. These segment profit increases were partially offset by $9 million higher depreciation and amortization and $13 million higher general and administrative expenses.

     On March 17, 2000, Gas Pipeline received a favorable order from the Federal Energy Regulatory Commission related to the rate of return and capital structure issues in a regulatory proceeding. Gas Pipeline is evaluating the effect of the order. Preliminary indications are that rate refund liabilities may be considerably reduced in 2000.

  Energy Services

     Energy Marketing & Trading's revenues increased $156.8 million, or 10 percent, due to a $101.5 million increase in trading revenues and a $55.3 million increase in non-trading revenues. The $101.5 million increase in trading revenues is due primarily to $61 million higher natural gas trading margins, which reflect $61 million of favorable contract settlements in 1999 and increased trading volumes and per-unit margins, partially offset by the effect in 1998 of certain favorable contract settlements and terminations totaling $24 million. In addition, natural gas liquids margins increased $23 million associated mainly with increased physical trading activities and electric power trading margins increased $14 million. The electric power trading margin increase reflects the designation of a southern California electric power services contract as trading in accordance with EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," which was adopted first-quarter 1999, the recognition of $7 million of revenue associated with a 1998 contractual dispute which was settled in 1999 and increased trading activity. Largely offsetting these electric power trading revenue increases were lower demand for electricity in southern California in 1999 compared to 1998 due to cooler summer temperatures in 1999.

     The $55.3 million non-trading revenue increase is due primarily to $150 million higher refined product revenues resulting from higher average sales prices and increased sales volumes primarily reflecting the 1999 and 1998 expansions/improvements at the Memphis refinery. In addition, retail natural gas and electric revenues increased $131 million resulting primarily from the late 1998 acquisition of Volunteer Energy. Partially offsetting these increases were $211 million lower electric power services revenues primarily related to the designation of a southern California electric power services contract as trading in 1999 (discussed above). Additionally, natural gas liquids revenues decreased slightly as the effect in first-quarter 1999 of reporting trading revenues on a net basis for certain operations previously reported on a "gross" basis was substantially offset by $111 million contributed by activity from a petrochemical plant acquired early in 1999.

     Cost of sales associated with non-trading activities increased $92.9 million, or 8 percent, due primarily to higher costs for refined products and retail natural gas and electric operations of $144 million and $120 million, respectively, partially offset by $156 million lower electric power services costs which reflects the designation of such costs as trading in 1999 (discussed above). These variances are associated with the corresponding changes in non-trading revenues discussed above.

     Segment profit increased $78.0 million, to $105 million in 1999, due primarily to the $61 million higher natural gas trading margins, $34 million higher natural gas liquids net revenues, a $22.3 million gain on the sale of Volunteer Energy assets in 1999, $10 million higher refined product net revenues and the effect in 1998 of $14 million of asset impairments related to the decision to focus the retail natural gas and electric business from sales to small commercial and residential customers to large end users. These increases were partially offset by $40 million lower electric power services net revenues, $16 million higher selling, general and administrative expenses and $8 million higher retail propane operating expenses. The higher selling, general and administrative expenses reflect higher compensation levels associated with improved operating performance, growth in electric power trading operations, the Volunteer Energy acquisition in late 1998 and increased activities in the areas of human resources development, investor/media/customer relations and business development, partially offset by the effect in 1998 of a $17 million credit loss accrual.

     Energy, Marketing & Trading's revenues and costs and expenses for 1999 included $140.5 million and $145.3 million, respectively, from the Volunteer Energy operations sold in 1999. In addition, Energy, Marketing & Trading sold its retail propane business, Thermogas Company, previously a subsidiary of MAPCO Inc., to Ferrellgas Partners L.P. on December 17, 1999 (see Note 7). The sale yielded an after-tax gain of $65.2 million, which is reported as an extraordinary gain. Retail propane revenues and costs and expenses were $244.1 million and $257.2 million, respectively, for 1999.

     Exploration & Production's revenues increased $50.8 million, or 37 percent, due primarily to $22 million from increased average natural gas sales prices, $20 million associated with increases in both company-owned production volumes and marketing volumes from the Williams Coal Seam Gas Royalty Trust (Royalty Trust) and royalty interest owners and $17 million from oil and gas properties acquired in April 1999. Partially offsetting was an $11 million decrease in the recognition of income previously deferred from a 1997 transaction which transferred certain nonoperating economic benefits to a third party. Company-owned production has increased due mainly to a drilling program initiated in the San Juan basin in 1998 and 1999 and the April 1999 acquisition.

     Other expense -- net in 1999 includes a $14.7 million gain from the sale of certain gas producing properties which contributed $2 million to segment profit in 1999. Also included in other expense -- net in 1999 is a $7.7 million gain from the sale of certain other properties.

     Segment profit increased $12.6 million, or 46 percent, due primarily to $22 million of gains from the sales of assets, an $8 million contribution from the April 1999 acquisition, $4 million higher profits from company-owned production and $4 million lower dry hole costs. Partially offsetting was $11 million decreased recognition of deferred income, a $9 million decrease in margins from the marketing of natural gas and $6 million higher nonproducing leasehold amortization.

     Midstream Gas & Liquids' revenues increased $158.1 million, or 18 percent, due primarily to $119 million higher natural gas liquids sales from processing activities reflecting $62 million from a 46 percent increase in volumes sold and $57 million from a 29 percent increase in average natural gas liquids sales prices. The increase in natural gas liquids sales volumes is a result of the improved liquids market conditions in 1999 and a new plant which became operational in 1999. In addition, revenues increased due to $17 million from higher average gathering rates, $16 million higher transportation revenues associated with increased shipments, the effect of unfavorable adjustments in 1998 of $14 million related to rates placed into effect in 1997 for Midstream's regulated gathering activities (offset in costs and operating expenses) and $11 million higher natural gas liquids storage revenues following the mid-1999 acquisition of two storage facilities. Partially offsetting these increases were $20 million lower equity earnings including 1998 and 1999 reclassifications totaling $10 million for the Discovery pipeline project (offset in capitalized interest).

     Cost and operating expenses increased $122.2 million, or 22 percent, due primarily to $58 million higher liquids fuel and replacement gas purchases, higher operating and maintenance expenses and the 1998 rate adjustments related to Midstream's regulated gathering activities.

     Segment profit increased $5.1 million, or 2 percent, due primarily to $40 million from higher per-unit natural gas liquids margins and $7 million from the increase in natural gas liquids volumes sold reflecting more favorable market conditions. The rapidly rising crude oil prices during 1999 and flat-to-declining natural gas prices caused natural gas liquids margins to increase significantly. For each penny improvement in natural gas liquids margins in 1999, segment profit increased approximately $8 million to $9 million. In addition, transportation, gathering and storage revenues increased $16 million, $12 million and $11 million, respectively. Largely offsetting were higher operating and maintenance expenses, $17 million higher general and administrative expenses, $20 million lower equity earnings, $8 million of costs associated with cancelled pipeline construction projects and the effect of a 1998 gain of $6 million on settlement of product imbalances.

     Midstream is in the process of reorganizing its operations including the consolidation in Tulsa of certain support functions currently located in Salt Lake City and Houston. In connection with this, Williams offered certain employees enhanced retirement benefits under an early retirement incentive program in the first quarter of 2000. In addition, severance, relocation and other exit costs will be incurred. Preliminary estimates indicate that this reorganization may result in total pre-tax charges to first-quarter 2000 operating results of approximately $15 million to $17 million. Midstream expects one-year cost savings to exceed these charges.

     Petroleum Services' revenues increased $495.1 million, or 20 percent, due primarily to $380 million higher refinery revenues (including $99 million higher intra-segment sales to the travel centers/ convenience stores which are eliminated), $166 million higher travel center/convenience store sales, $74 million higher revenues from growth in fleet management and mobile computer technology operations, $26 million in revenues from a petrochemical plant acquired in March 1999 and $23 million in revenues from terminalling operations acquired in January and August 1999. Partially offsetting these increases was a $90 million decrease in pipeline construction revenues following substantial completion of the project. This refined products pipeline, in which Williams has a 31.5 percent ownership interest, is awaiting final approval of an environmental assessment and is expected to come on line in 2000. The $380 million increase in refinery revenues includes a $302 million increase from 23 percent higher average sales prices and a $73 million increase from 6 percent higher refined product volumes sold. The increase in refined product volumes sold follows refinery expansions and improvements in mid-1999 and late-1998 which increased capacity. The $166 million increase in travel center/convenience store sales reflects $79 million from a 16 percent increase in gasoline and diesel sales volumes, $52 million from an 8 cent per gallon increase in average gasoline and diesel sales prices and $35 million higher merchandise sales. Both the number of travel centers/convenience stores and average per-store sales in 1999 increased as compared to 1998.

     Costs and operating expenses increased $484 million, or 21 percent, due primarily to $385 million higher refining costs, $156 million higher travel center/convenience store cost of sales (including $99 million higher intra-segment purchases from the refineries which are eliminated), $71 million higher costs from growth in the fleet management and mobile computer technology operations, $27 million higher travel center/convenience store operating costs, $14 million of costs from the petrochemical plant acquired in March 1999 and $13 million higher terminalling costs related primarily to the terminalling operations acquired in 1999. Partially offsetting these increases were $87 million lower pipeline construction costs related to the project previously discussed. The $385 million increase in refining costs reflects $303 million from higher crude supply costs and other related per-unit cost of sales, $59 million associated with increased volumes sold and $23 million higher operating costs at the refineries. The higher refinery operating costs are a result of increased maintenance activity and refinery expansions completed in 1999 and 1998. The $156 million increase in travel center/convenience store cost of sales reflects $71 million from increased gasoline and diesel sales volumes, $56 million from increased average gasoline and diesel purchase prices and $29 million higher merchandise cost of sales reflecting increased volumes.

     Selling, general and administrative expenses increased $27.2 million, or 31 percent, due, in part, to increased media/customer relations activities, business development and the additional terminals and travel centers in 1999.

     Segment profit increased $9.2 million, or 6 percent, due primarily to the effects of a $15.5 million accrual in 1998 for potential refunds to transportation customers following a court ruling requiring such refunds and the settlement in 1999 of this litigation for $6.5 million less than accrued. In addition, segment profit increased due to $14 million from increased refined product volumes sold, $12 million from activities at the petrochemical plant acquired in March 1999 and $10 million from increased terminalling activities following the 1999 acquisitions. Also contributing to increased segment profit were $7 million from higher gasoline and diesel sales volumes, $7 million higher gross profit from increased travel center/ convenience store merchandise activity, $5 million of margins on product sales from transportation, $5 million of refinery-related storage fee revenue and the recovery of $4 million of environmental expenses previously incurred. Largely offsetting these increases were $27 million and $23 million of increased operating costs at the travel centers/convenience stores and the refineries, respectively, and $27 million higher selling, general and administrative expenses.

  Communications

     Network's revenues increased $233.5 million, or 113 percent, due primarily to $147 million of business growth from data and switched voice services, $45 million increased revenue from dark fiber leases accounted for as sales-type leases on the newly constructed digital fiber-optic network, $23 million higher revenue from an Australian telecommunications operation acquired in August 1998 and $16 million higher consulting and outsourcing revenues.

     Costs and operating expenses increased $275.4 million, or 154 percent, due primarily to $99 million higher off-net capacity costs associated with providing customer services prior to completion of the new network, $49 million higher operating and maintenance expenses on the newly completed portions of the network, $29 million higher construction costs associated with the dark fiber leases accounted for as sales-type leases, $28 million higher depreciation expense as portions of the new network were placed into service, $24 million higher local access connection costs, $20 million higher costs from the Australian telecommunications operation acquired in August 1998, $17 million higher costs of consulting and outsourcing services and $5 million of higher leasing costs for equipment location space in data centers.

     Selling, general and administrative expenses increased $81.5 million, or 145 percent, due primarily to costs associated with adding resources and infrastructure required to increase and serve a growing customer base as more of the network is installed and lit, including $20 million of costs associated with the development of voice services in 1999, and $23 million higher costs from the Australian telecommunications operation acquired in August 1998.

     Segment loss increased $125 million, from a $29.6 million loss in 1998 to a $154.6 million loss in 1999, due primarily to the $81.5 million increase in selling, general and administrative expenses, losses experienced from providing customer services off-net prior to completion of the new network and $28 million higher depreciation expense, slightly offset by $16 million of profit from dark fiber leases accounted for as sales-type leases.

     As each phase of the ongoing construction of the planned 33,000 mile full-service wholesale communications network goes into service, revenues and costs are expected to increase. During 1999, 7,000 miles of new network were added increasing the network to about 26,000 miles at December 31, 1999. The remaining 7,000 miles are planned to come on line during 2000. As the network is completed, most of the current off-net traffic will move onto the network resulting in improved profitability. This business is expected to contribute an increasing percentage of consolidated revenues but is not expected to contribute significantly to segment profit until 2001. The February 8, 1999, announcement by Williams of a 20-year agreement with SBC Communications, under which Network will become the preferred provider of nationwide long-distance voice and data services for SBC Communications, will contribute to the expected network revenue increase in 2000. In addition, during late 1999 and early 2000 Williams Communications announced agreements with several parties that will provide an aggregate $930 million of revenue over the next 25 years.

     Broadband Media's revenues increased $1.6 million, or 1 percent, while segment loss decreased $15 million, or 38 percent, due primarily to improved margins and $9 million lower selling, general and administrative expenses. The lower selling, general and administrative expenses reflect the effects of facility consolidations.

     Solutions' revenues increased $64.8 million, or 5 percent, due primarily to $26 million of revenues from a Mexican telecommunications company acquired in October 1998, $25 million higher sales from new systems and upgrades and $9 million of professional services revenues following another October 1998 acquisition.

     Costs and operating expenses increased $48.1 million, or 5 percent, due primarily to an increase in cost of sales commensurate with the increase in revenues. Selling, general and administrative expenses increased $33.4 million, or 8 percent, due primarily to $26 million higher technological and infrastructure support costs largely associated with business integration issues, the implementation of new systems and processes and consulting services in support of sales efforts. Selling, general and administrative expenses also increased due to $12 million higher depreciation and amortization, an $11 million increase in the provision for uncollectible trade receivables reflecting unresolved billing and collection issues, $4 million of costs from the Mexican telecommunications company acquired in October 1998 and $3 million of expense associated with a Williams-wide incentive program. Partially offsetting these increases were the effect of a $6 million accrual in 1998 for modification of an employee benefit program associated with vesting of paid time off and $12 million of cost reductions in commissions, telephone and video conferencing, and office employee travel and entertainment expenses.

     Segment loss increased $11.3 million, or 21 percent, due primarily to $33.4 million of higher selling, general and administrative expenses, partially offset by a $13 million increase in margins on ongoing operations, the effect in 1998 of $6 million of charges related to information systems cancellations and $4 million realized on the sale of rights to future cash flows from equipment lease renewals. Although Solutions' results are expected to improve next year, it is still expected to experience a segment loss in 2000.

     Strategic Investments' revenues decreased $25.4 million, or 75 percent, due primarily to the $15 million effect of the July 1999 sale of the audio- and video-conferencing and closed-circuit video broadcasting businesses and $12 million higher equity losses from an investment in ATL-Algar Telecom Leste S.A.
(ATL), a Brazilian telecommunications business which became operational in January 1999.

     Costs and operating expenses decreased $15.5 million, or 37 percent, and selling, general and administrative expenses decreased $14.7 million, or 40 percent, due primarily to the effect of the July 1999 sale of the audio- and video-conferencing and closed-circuit video broadcasting businesses.

     Other expense -- net in 1999 includes a $28.4 million loss relating to the sales of certain audio- and video-conferencing and closed-circuit video broadcasting businesses (see Note 5) and $5.5 million of asset impairment charges relating to management's decision to abandon the wireless remote monitoring, meter reading equipment and related services business. Other expense -- net in 1998 includes a $23.2 million write-down related to the abandonment of a venture involved in the technology and transmission of business information for news and educational purposes (see
Note 5).

     Segment loss decreased $5.5 million, from a $69.9 million loss in 1998 to a $64.4 million loss in 1999, due primarily to the effect of the $23.2 million asset write-down in 1998, a $16 million effect of businesses that were generating losses that have been sold or otherwise exited and $9.4 million of dividends in 1999 from international investment funds, largely offset by the $33.9 million of losses and asset impairment charges in 1999 and $12 million higher equity losses from ATL.

  Other

     Other revenues increased $46.2 million, or 68 percent, due primarily to $21 million higher Venezuelan gas compression revenues, $26 million of rental income from Gas Pipeline for office space (eliminated in consolidation) and $6 million of revenues for operating a Venezuelan crude oil terminal, partially offset by $10 million higher equity investment losses. The $21 million higher gas compression revenues reflect the effect of a high pressure unit which became operational in September 1998, partially offset by the effect of operational problems experienced in early 1999. The $10 million higher equity investment losses resulted from increased interest expense experienced by another Brazilian communications company.

     Segment profit increased $5.9 million, from $2.5 million in 1998 to $8.4 million in 1999, due primarily to a $9 million improvement in Venezuelan gas compression operations and the effect of $5.6 million of international investment fund write-downs in 1998, partially offset by $10 million higher equity investment losses.

  Consolidated

     General Corporate Expenses decreased $21.3 million, or 24 percent, due primarily to MAPCO merger-related costs of $29 million included in 1998 general corporate expenses. Interest accrued increased $152.9 million, or 30 percent, due primarily to the $142 million effect of higher borrowing levels including Communications' debt issuances and the July 1999 issuance of additional public debt by Williams. In addition, average interest rates were slightly higher than in 1998. These increases were slightly offset by a $26.2 million decrease in interest on rate refund liabilities including a $10.6 million favorable adjustment related to the reduction of certain rate refund liabilities in second-quarter 1999 (see Note 19). Interest capitalized increased $39.2 million, or 128 percent, due primarily to increased capital expenditures for the fiber-optic network and pipeline construction projects and reclassifications totaling $10 million related to Williams' equity investment in the Discovery pipeline project (offset in Midstream Gas & Liquids' segment profit), partially offset by lower capital expenditures for international investments. Investing income increased $42.9 million due primarily to higher interest income associated with the investment of proceeds from Communications' equity and debt offerings and $12 million of dividends in 1999 from international investment funds (including $9.4 million previously discussed within Communications' segment profit). Other income (expense) -- net is $15.8 million favorable as compared to 1998 due primarily to 1998 litigation loss accruals and other settlement adjustments totaling $11 million related to assets previously sold.

     The $54 million, or 50 percent, increase in the provision for income taxes on continuing operations is the result of higher pre-tax income and a higher effective income tax rate in 1999. The effective income tax rate in 1999 exceeds the federal statutory rate due primarily to the effects of state income taxes, losses of foreign entities not deductible for U.S. tax purposes and the impact of goodwill not deductible for tax purposes related to assets sold during 1999 (see Note 5). The effective income tax rate in 1998 exceeds the federal statutory rate due primarily to the effects of state income taxes and the effects of non-deductible costs, including goodwill amortization.

     The $65.2 million 1999 extraordinary gain results from the sale of Williams' retail propane business (see Note 7). The $4.8 million 1998 extraordinary loss results from the early extinguishment of debt (see Note 7).

     The $5.6 million 1999 change in accounting principle relates to the adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (see Note 1).

                                  UNDERWRITING

     We intend to offer the shares through the underwriters. Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston Corporation are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Lehman Brothers Inc. .......................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Credit Suisse First Boston Corporation......................
Banc of America Securities LLC..............................
CIBC World Markets Corp. ...................................
Goldman, Sachs & Co. .......................................
UBS Warburg LLC.............................................
                                                              ----------
              Total.........................................  30,000,000
                                                              ==========

     The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the agreement may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a
concession not in excess of $     per share. The underwriters may allow, and the
dealers may reallow, a discount not in excess of $     per share to other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to Williams. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                                   PER SHARE   WITHOUT OPTION   WITH OPTION
                                                   ---------   --------------   -----------
Public offering price............................     $            $               $
Underwriting discount............................     $            $               $
Proceeds, before expenses, to Williams...........     $            $               $

     The expenses of the offering, not including the underwriting discount, are
estimated at $     and are payable by Williams.

OVER-ALLOTMENT OPTION

     We have granted options to the underwriters to purchase up to 4,500,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Lehman Brothers and Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lockup provision does not apply to any securities of Williams Communications Group, Inc.

NEW YORK STOCK EXCHANGE LISTING

     The shares are listed on the New York Stock Exchange under the symbol
"WMB."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules limit underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us, including acting as lenders under various loan facilities. In particular, affiliates of Lehman Brothers Inc. and UBS Warburg LLC hold some of our outstanding debt obligations and affiliates of Credit Suisse First Boston Corporation, Banc of America Securities LLC, CIBC World Markets Corp. and UBS Warburg LLC are lenders under some of our bank-credit facilities. See "Recent Developments", "Financial Condition and Liquidity" and "Use of Proceeds" in this prospectus supplement. They have received customary fees and commissions for these transactions.

     Because more than ten percent of the net proceeds of this offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in this offering, this offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

                           FORWARD-LOOKING STATEMENTS

     Certain matters discussed in this prospectus and accompanying prospectus supplement, excluding historical information, include forward-looking statements -- statements that discuss our expected future results based on current and pending business operations. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

     Forward-looking statements can be identified by words such as "anticipates," "believes," "expects," "planned," "scheduled" or similar expressions. Although we believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to numerous assumptions, uncertainties and risks that may cause future results to be materially different from the results stated or implied in this prospectus supplement and accompanying prospectus.

     The following are important factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted:

     - Changes in general economic conditions in the United States;

     - Changes in laws and regulations to which we are subject, including tax, environmental and employment laws and regulations;

     - The cost and effects of legal and administrative claims and proceedings against Williams or its subsidiaries;

     - Conditions of the capital markets we utilize to access capital to finance operations;

     - The ability to raise capital in a cost-effective way;

     - The effect of changes in accounting policies;

     - The ability to manage rapid growth;

     - The ability to control costs;

     - The ability of each business unit to successfully implement key systems, such as order entry systems and service delivery systems;

     - Changes in foreign economies, currencies, laws and regulations, and political climates, especially in Argentina, Brazil, Chile, Venezuela, Lithuania and Australia, where we have made direct investments;

     - The impact of future federal and state regulations of business activities, including allowed rates of return, the pace of deregulation in retail natural gas and electricity markets, and the resolution of other regulatory matters discussed herein;

     - Fluctuating energy commodity prices;

     - The ability of our energy businesses to develop expanded markets and product offerings as well as their ability to maintain existing markets;

     - The ability of both the Gas Pipeline unit and the Energy Services unit to obtain governmental and regulatory approval of various expansion projects;

     - The ability of customers of the energy marketing and trading business to obtain governmental and regulatory approval of various projects, including power generation projects;

     - Future utilization of pipeline capacity, which can depend on energy prices, competition from other pipelines and alternative fuels, the general level of natural gas and petroleum product demand, decisions by customers not to renew expiring natural gas transportation contracts, and weather conditions;

     - The accuracy of estimated hydrocarbon reserves and seismic data;

     - Successful completion of the communications network build within budget and schedule;

     - The ability to successfully market capacity on the communications network;

     - The ability of SBC Communications Inc. to obtain regulatory approval to provide long-distance communications services within markets in which it currently provides local services;

     - Successful implementation by Williams Communications of its strategy to build a local access infrastructure;

     - Successful completion of the spin-off within schedule;

     - Technological developments, high levels of competition, lack of customer diversification, and general uncertainties of government regulation in the communications industry;

     - Significant competition on pricing and product offerings for Williams Communications' Solutions business unit; and

     - The ability of Williams Communications' Solutions business to introduce and market competitive products and services.

                                 LEGAL MATTERS

     William G. von Glahn, Senior Vice President and General Counsel of Williams will pass upon certain legal matters for Williams in connection with the securities offered by this prospectus supplement and accompanying prospectus. Davis Polk & Wardwell, New York, New York, will pass upon certain legal matters for the underwriters in connection with the securities offered by this prospectus supplement and accompanying prospectus. Davis Polk & Wardwell has from time to time represented, and may continue to represent, us and our affiliates in certain legal matters. As of the date of this prospectus supplement, Mr. von Glahn beneficially owns, directly or indirectly approximately 133,658 shares of Williams' common stock and also has exercisable options to purchase an additional 135,504 shares of Williams' common stock.

PROSPECTUS

                          THE WILLIAMS COMPANIES, INC.

                                 $1,775,000,000

                                DEBT SECURITIES,

                              PREFERRED STOCK AND

                                  COMMON STOCK

                             ----------------------

     We will provide the specific terms of each series or issue of securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                The date of this prospectus is December 5, 2000

                      WHERE YOU CAN FIND MORE INFORMATION

     Williams has filed with the Securities and Exchange Commission in Washington, D.C., a registration statement on Form S-3 under the Securities Act of 1933 for the securities offered in this prospectus. Williams has not included certain portions of the registration statement in this prospectus, as permitted by the Commission's rules and regulations. For further information, you should refer to the registration statement and its exhibits. Williams is subject to the informational requirements of the Securities Exchange Act of 1934, and therefore files reports and other information with the Commission.

     You may inspect and copy the registration statement and its exhibits, as well as such reports and other information which Williams files with the Commission, at the public reference facilities of the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and its regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can obtain information on the operation of the Commission's public reference facilities by calling 1-800-SEC-0330. Information filed by Williams is also available at the Commission's worldwide web site at http://www.sec.gov. You can also obtain these materials at set rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.
                             ----------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS AND ITS SUPPLEMENT(S). WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                             ----------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Williams is incorporating by reference its annual report on Form 10-K/A for the fiscal year ended December 31, 1999, its quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000, and its current reports on Form 8-K filed January 19, 2000, March 1, 2000, July 24, 2000, August 2, 2000, October 26, 2000, and November 29, 2000.

     All documents which Williams files pursuant to Sections 13, 14, or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference modifies or replaces such statement.

     Williams will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct written or oral requests for such copies to: The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention:
Corporate Secretary, telephone (918) 573-2000.

                          THE WILLIAMS COMPANIES, INC.

     Williams is a holding company headquartered in Tulsa, Oklahoma. Williams, through Williams Gas Pipeline Company and Williams Energy Services and their subsidiaries, engages in the following types of energy-related activities:

     - transportation and storage of natural gas and related activities through operation and ownership of five wholly owned interstate natural gas pipelines and several pipeline joint ventures;

     - exploration and production of oil and gas through ownership of 1.05 trillion cubic feet of proved natural gas reserves primarily located in New Mexico, Wyoming, and Colorado;

     - natural gas gathering, processing, and treating activities through ownership and operation of approximately 11,200 miles of gathering lines, 11 natural gas treating plants, and 15 natural gas processing plants (one of which is partially owned);

     - natural gas liquids transportation through ownership and operation of approximately 13,508 miles of natural gas liquids pipeline;

     - transportation of petroleum products and related terminal services through ownership or operation of approximately 9,170 miles of petroleum products pipeline and 80 petroleum products terminals;

     - production and marketing of ethanol and bio-products through operation and ownership of two ethanol plants (one of which is partially owned);

     - refining of petroleum products through operation and ownership of two refineries;

     - light hydrocarbon/olefin transportation through 300 miles of pipeline in Southern Louisiana;

     - ethylene production through a 5/12 interest in a 1.2 billion pound/year facility in Geismar, Louisiana;

     - distributed power services;

     - retail marketing through 227 convenience stores and 46 travel centers;
       and

     - energy commodity marketing and trading.

     Williams, through Williams Communications Group, Inc. and its subsidiaries, engages in the following types of communications-related activities:

     - owner and operator of a nationwide intercity telecommunications fiber optic network, which is being extended locally and globally;

     - Internet-, data-, voice-, and video-transmission related products and services for communications service providers;

     - video services and other multimedia services for the broadcast industry;

     - customer-premise voice and data equipment, sales, and services including installation, maintenance, and integration; and

     - network integration and management services nationwide.

     Williams, through subsidiaries, also directly invests in energy and telecommunications projects primarily in Canada, South America, Australia, and Lithuania and continues to explore and develop additional projects for international investments. It also invests in energy, telecommunications, and infrastructure development funds in Asia and Latin America.

     Williams was originally incorporated under the laws of the State of Nevada in 1949 and was reincorporated under the laws of the State of Delaware in 1987. Williams maintains its principal executive offices at One Williams Center, Tulsa, Oklahoma 74172, telephone (918) 573-2000.

ORGANIZATION CHART

     To achieve organizational and operating efficiencies, Williams' interstate natural gas pipelines and pipeline joint venture investments are grouped together under its wholly owned subsidiary, Williams Gas Pipeline Company. The other energy operations are grouped into a wholly owned subsidiary, Williams Energy Services. The communications operations, including investments in international communications projects, are grouped into a majority owned subsidiary, Williams Communications Group, Inc. The international energy operations are grouped into a wholly owned subsidiary, Williams International Company. The following chart shows Williams' principal subsidiaries.

                                    [CHART]

WILLIAMS DEPENDS ON PAYMENTS FROM ITS SUBSIDIARIES

     The debt securities, preferred stock or common stock offered by a prospectus supplement will represent obligations of, or an investment in, Williams exclusively. Williams is a holding company and conducts substantially all of its operations through subsidiaries. Williams performs management, legal, financial, tax, consulting, administrative, and other services for its subsidiaries. Williams' principal sources of cash are from external financings, dividends and advances from its subsidiaries, investments, payments by subsidiaries for services rendered, and interest payments from subsidiaries on cash advances. The amount of dividends available to Williams from subsidiaries largely depends upon each subsidiary's earnings and operating capital requirements. The terms of some of Williams' subsidiaries' borrowing arrangements limit the transfer of funds to Williams. In addition, the ability of Williams' subsidiaries to make any payments to Williams will depend on the subsidiaries' earnings, business and tax considerations, and legal restrictions.

CLAIMS OF HOLDERS OF DEBT SECURITIES AND PREFERRED STOCK RANK JUNIOR TO THOSE OF CREDITORS OF WILLIAMS' SUBSIDIARIES

     As a result of the holding company structure, the debt securities and preferred stock will effectively rank junior to all existing and future debt, trade payables, and other liabilities of Williams' subsidiaries. Any right of Williams and its creditors to participate in the assets of any of Williams' subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors, including trade creditors, except to the extent that Williams may itself be a creditor of such subsidiary.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, Williams will use the net proceeds from the sale of the securities for general corporate purposes, including repayment of outstanding debt. Williams anticipates that it will raise additional funds from time to time through debt financings, including borrowings under its bank credit agreements.

                      RATIOS OF EARNINGS TO FIXED CHARGES
                     AND EARNINGS TO COMBINED FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     The following table presents Williams' consolidated ratio of earnings to fixed charges for the periods shown.

     NINE MONTHS
        ENDED              YEAR ENDED DECEMBER 31,
    SEPTEMBER 30,      --------------------------------
        2000           1999   1998   1997   1996   1995
---------------------  ----   ----   ----   ----   ----
        1.87           1.31   1.40   2.34   2.72   2.26

     The following table presents Williams' consolidated ratio of earnings to combined fixed charges and preferred stock dividend requirements for the periods shown.

     NINE MONTHS
        ENDED              YEAR ENDED DECEMBER 31,
    SEPTEMBER 30,      --------------------------------
        2000           1999   1998   1997   1996   1995
---------------------  ----   ----   ----   ----   ----
        1.87           1.30   1.37   2.27   2.63   2.16

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will constitute either senior or subordinated debt of Williams. Williams will issue debt securities that will be senior debt under the senior debt indenture between Williams and Bank One Trust Company, National Association, as Trustee. Williams will issue debt securities that will be subordinated debt under the subordinated debt indenture between Williams and Bank One Trust Company, National Association, as trustee. This prospectus refers to the senior debt indenture and the subordinated debt indenture individually as the indenture and collectively as the indentures. This prospectus refers to Bank One Trust Company, National Association, as the trustee. Williams has filed the forms of the indentures as exhibits to the registration statement.

     THE FOLLOWING SUMMARIES OF CERTAIN PROVISIONS OF THE INDENTURES AND THE DEBT SECURITIES ARE NOT COMPLETE AND THESE SUMMARIES ARE SUBJECT TO THE DETAILED PROVISIONS OF THE APPLICABLE INDENTURE. FOR A FULL DESCRIPTION OF THESE PROVISIONS, INCLUDING THE DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS, AND FOR OTHER INFORMATION REGARDING THE DEBT SECURITIES, SEE THE
INDENTURES. Wherever this prospectus refers to particular sections or defined terms of the applicable indenture, these sections or defined terms are incorporated by reference in this prospectus as part of the statement made, and the statement is qualified in its entirety by such reference. The indentures are substantially identical, except for the provisions relating to subordination and Williams' limitation on liens. See "-- Subordinated Debt" and "-- Certain Covenants of Williams." Neither indenture contains any covenant or provision which affords debt holders protection in the event of a highly leveraged transaction.

CERTAIN DEFINITIONS

     Certain terms in Article One of the senior debt indenture are summarized as follows:

     "Consolidated Funded Indebtedness" means the aggregate of all outstanding Funded Indebtedness of Williams and its consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Net Tangible Assets" means the total assets appearing on a consolidated balance sheet of Williams and its consolidated subsidiaries less, in general:

     - intangible assets;

     - current and accrued liabilities (other than Consolidated Funded Indebtedness and capitalized rentals or leases), deferred credits, deferred gains, and deferred income;

     - reserves;

     - advances to finance oil or natural gas exploration and development to the extent that the indebtedness related thereto is excluded from Funded Indebtedness;

     - an amount equal to the amount excluded from Funded Indebtedness representing "production payment" financing of oil or natural gas exploration and development; and

     - minority stockholder interests.

     "Funded Indebtedness" means any indebtedness which matures more than one year after the date the amount of Funded Indebtedness is being determined, less any such indebtedness as will be retired by any deposit or payment required to be made within one year from such date under any prepayment provision, sinking fund, purchase fund, or otherwise. Funded Indebtedness does not, however, include indebtedness of Williams or any of its subsidiaries incurred to finance outstanding advances to others to finance oil or natural gas exploration and development, to the extent that the latter are not in default in their obligations to Williams or such subsidiary. Funded Indebtedness also does not include indebtedness of Williams or any of its subsidiaries incurred to finance oil or natural gas exploration and development through what is commonly referred to as a "production payment" to the extent that Williams or any of its subsidiaries have not guaranteed the repayment of the production payment.

     You should note that the term "subsidiary," as used in this section describing the debt securities, refers only to a corporation in which Williams, or another subsidiary or subsidiaries of Williams, owns at least a majority of the outstanding securities which have voting power.

GENERAL TERMS OF THE DEBT SECURITIES

     Neither of the indentures limits the amount of debt securities, debentures, notes, or other evidences of indebtedness that Williams or any of its subsidiaries may issue. The debt securities will be unsecured senior or subordinated obligations of Williams. Williams' subsidiaries own all of the operating assets of Williams and its subsidiaries. Therefore, Williams' rights and the rights of Williams' creditors, including holders of debt securities, to participate in the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that Williams may itself be a creditor with recognized claims against the subsidiary. The ability of Williams to pay principal of and interest on the debt securities is, to a large extent, dependent upon dividends or other payments from its subsidiaries.

     The indentures provide that Williams may issue debt securities from time to time in one or more series and that Williams may denominate the debt securities and make them payable in foreign currencies. The relevant prospectus supplement will describe special United States federal income tax considerations applicable to any debt securities denominated and payable in a foreign currency.

TERMS YOU WILL FIND IN THE PROSPECTUS SUPPLEMENT

     The prospectus supplement will provide information relating to the debt securities and the following terms of the debt securities, to the extent such terms are applicable to the debt securities described in a particular prospectus supplement:

     - classification as senior or subordinated debt securities;

     - ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries' debt;

     - if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

     - the specific designation, aggregate principal amount, purchase price, and denomination of such debt securities;

     - currency or units based on or relating to currencies in which such debt securities are denominated and/or in which principal, premium, if any, and/or any interest will or may be payable;

     - maturity date;

     - interest rate or rates, if any, or the method by which the rate will be determined;

     - the dates on which any interest will be payable;

     - the place or places where the principal of and interest, if any, on the debt securities will be payable;

     - any redemption or sinking fund provisions;

     - whether the debt securities will be issuable in registered or bearer form or both and, if debt securities in bearer form are issuable, restrictions applicable to the exchange of one form for another and to the offer, sale, and delivery of debt securities in bearer form;

     - any applicable United States federal income tax consequences, including whether and under what circumstances Williams will pay additional amounts on debt securities held by a person who is not a U.S. person, as defined in the prospectus supplement, in respect of any tax, assessment, or governmental charge withheld or deducted, and if so, whether Williams will have the option to redeem such debt securities rather than pay such additional amounts; and

     - any other specific terms of the debt securities, including any additional events of default or covenants with respect to such debt securities.

     Holders of debt securities may present debt securities for exchange in the manner, at the places, and subject to the restrictions set forth in the debt securities and the prospectus supplement. Holders of registered debt securities may present debt securities for transfer in the manner, at the places, and subject to the restrictions set forth in the debt securities and the prospectus supplement. Williams will provide these services without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the applicable indenture. Debt securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

INTEREST RATE

     Debt securities that bear interest will do so at a fixed rate or a floating rate. Williams will sell, at a discount below the stated principal amount, any debt securities which bear no interest or which bear interest at a rate that at the time of issuance is below the prevailing market rate.

     The relevant prospectus supplement will describe the special United States federal income tax considerations applicable to:

     - any discounted debt securities; or

     - certain debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes.

REGISTERED GLOBAL SECURITIES

     Williams may issue registered debt securities of a series in the form of one or more fully registered global securities. Williams will deposit the registered global security with a depositary or with a nominee for a depositary identified in the prospectus supplement relating to such series. Williams will then issue one or more registered global securities in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by the registered global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred, except as a whole in three cases:

     - by the depositary for the registered global security to a nominee of the depositary;

     - by a nominee of the depositary to the depositary or another nominee of the depositary; or

     - by the depositary or any nominee to a successor of the depositary or a nominee of the successor.

     The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement concerning any portion of the debt securities to be represented by a registered global security. Williams anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by the registered global security to the accounts of persons that have accounts with the depositary. These persons are referred to as "participants." Any underwriters or agents participating in the distribution of debt securities represented by the registered global security will designate the accounts to be credited. Only participants or persons that hold interests through participants will be able to beneficially own interests in a registered global security. The depositary for a global security will maintain records of beneficial ownership interests in a registered global security for participants. Participants or persons that hold through participants will maintain records of beneficial ownership interests in a global security for persons other than participants. These records will be the only means to transfer beneficial ownership in a registered global security.

     So long as the depositary for a registered global security, or its nominee, is the registered owner of a registered global security, the depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the applicable indenture. Except as set forth below, owners of beneficial interests in a registered global security:

     - may not have the debt securities represented by a registered global security registered in their names;

     - will not receive or be entitled to receive physical delivery of debt securities represented by a registered global security in definitive form; and

     - will not be considered the owners or holders of debt securities represented by a registered global security under the applicable indenture.

PAYMENT OF INTEREST ON AND PRINCIPAL OF REGISTERED GLOBAL SECURITIES

     Williams will make principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee as the registered owner of the registered global security. None of Williams, the trustee, or any paying agent for debt securities represented by a registered global security will have any responsibility or liability for:

     - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in such registered global security; or

     - maintaining, supervising, or reviewing any records relating to beneficial ownership interests.

     Williams expects that the depositary, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their beneficial interests in the principal amount of a registered global security as shown on the depositary's records. Williams also expects that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing instructions and customary practices. This is currently the case with the securities held for the accounts of customers registered in "street name." Williams also expects that this payout will be the responsibility of participants.

EXCHANGE OF REGISTERED GLOBAL SECURITIES

     Williams will issue debt securities in definitive form in exchange for the registered global security if:

     - the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary; and

     - Williams does not appoint a successor depositary within ninety days.

     In addition, Williams may, at any time, determine not to have any of the debt securities of a series represented by one or more registered global securities. In this event, Williams will issue debt securities of a series in definitive form in exchange for all of the registered global security or securities representing these debt securities.

SENIOR DEBT

     Williams will issue under the senior debt indenture the debt securities and any coupons that will constitute part of the senior debt of Williams. These senior debt securities will rank equally and ratably with all other unsecured and unsubordinated debt of Williams.

SUBORDINATED DEBT

     Williams will issue under the subordinated debt indenture the debt securities and any coupons that will constitute part of the subordinated debt of Williams. These subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the subordinated debt indenture, to all "senior indebtedness" of Williams. The subordinated debt indenture defines "senior indebtedness" as obligations of, or guaranteed or assumed by, Williams for borrowed money or evidenced by bonds, debentures, notes, or other similar instruments, and amendments, renewals, extensions, modifications, and refundings of any such indebtedness or obligation. "Senior indebtedness" does not include nonrecourse obligations, the subordinated debt securities, or any other obligations specifically designated as being subordinate in right of payment to senior indebtedness. See subordinated debt indenture, section 1.1.

     In general, the holders of all senior indebtedness are entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities or coupons are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events. These events include:

     - any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, or other similar proceedings which concern Williams or a substantial part of its property;

     - a default having occurred for the payment of principal, premium, if any, or interest on or other monetary amounts due and payable on any senior indebtedness or any other default having occurred concerning any senior indebtedness, which permits the holder or holders of any senior indebtedness to accelerate the maturity of any senior indebtedness with notice or lapse of time, or both. This type of an event of default must have continued beyond the period of grace, if any, provided for this type of an event of default under the senior indebtedness, and this type of an event of default shall not have been cured or waived or shall not have ceased to exist; or

     - the principal of, and accrued interest on, any series of the subordinated debt securities having been declared due and payable upon an event of default contained in the subordinated debt indenture. This declaration must not have been rescinded and annulled as provided in the subordinated debt indenture.

     If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

CERTAIN COVENANTS OF WILLIAMS

     Liens. The senior debt indenture refers to any instrument securing indebtedness, such as a mortgage, pledge, lien, security interest, or encumbrance on any property of Williams, as a "mortgage." The senior debt indenture further provides that, subject to certain exceptions, Williams will not, nor will it permit any subsidiary to, issue, assume, or guarantee any indebtedness secured by a mortgage unless Williams provides equal and proportionate security for the senior debt securities Williams issues under the senior debt indenture. Among these exceptions are:

     - certain purchase money mortgages;

     - certain preexisting mortgages on any property acquired or constructed by Williams or a subsidiary;

     - certain mortgages created within one year after completion of such acquisition or construction;

     - certain mortgages created on any contract for the sale of products or services related to the operation or use of any property acquired or constructed within one year after completion of such acquisition or construction;

     - mortgages on property of a subsidiary existing at the time it became a subsidiary of Williams; and

     - mortgages, other than as specifically excepted, in an aggregate amount which, at the time of, and after giving effect to, the incurrence does not exceed five percent of Consolidated Net Tangible Assets. See the senior debt indenture, section 3.6.

     Consolidation, Merger, Conveyance of Assets. Each indenture provides, in general, that Williams will not consolidate with or merge into any other entity or convey, transfer, or lease its properties and assets substantially as an entirety to any person unless:

     - the corporation, limited liability company, limited partnership, joint stock company, or trust formed by such consolidation or into which Williams is merged or the person which acquires such assets expressly assumes Williams' obligations under the applicable indenture and the debt securities issued under this indenture; and

     - immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing. See section
       9.1 of the indentures.

     Event Risk. Except for the limitations on liens described above, neither indenture nor the debt securities contains any covenants or other provisions designed to afford holders of the debt securities protection in the event of a highly leveraged transaction involving Williams.

EVENT OF DEFAULT

     In general, each indenture defines an event of default with respect to debt securities of any series issued under the indenture as being:

          (a) default in payment of any principal of the debt securities of such series, either at maturity, upon any redemption, by declaration, or otherwise;

          (b) default for 30 days in payment of any interest on any debt securities of such series unless otherwise provided;

          (c) default for 90 days after written notice in the observance or performance of any covenant or warranty in the debt securities of that series or that Indenture other than:

             - default in or breach of a covenant which is dealt with otherwise below, or

             - if certain conditions are met, if the events of default described in this clause (c) are the result of changes in generally accepted accounting principles; or

          (d) certain events of bankruptcy, insolvency, or reorganization of Williams. See section 5.1 of the indentures.

     In general, each indenture provides that if an event of default described in clauses (a), (b), or (c) above occurs and does not affect all series of debt securities then outstanding, the trustee or the holders of debt securities of the relevant series may then declare the following amounts to be due and payable immediately:

     - the entire principal of all debt securities of each series affected by the event of default; and

     - the interest accrued on such principal.

     Such a declaration by the holders requires the approval of at least 25 percent in principal amount of the debt securities of each series issued under the applicable indenture and then outstanding, treated as one class, which are affected by the event of default.

     Each indenture also generally provides that if a default described in clause (c) above which is applicable to all series of debt securities then outstanding or certain events of bankruptcy, insolvency, and reorganization of Williams occur and are continuing, the trustee or the holders of debt securities may declare the entire principal of all such debt securities and interest accrued thereon to be due and payable immediately. This declaration by the holders requires the approval of at least 25 percent in principal amount of all debt securities issued under the applicable indenture and then outstanding, treated as one class. Upon certain conditions, the holders of a majority in aggregate principal amount of the debt securities of all such affected series then outstanding may annul such declarations and waive the past defaults. However, the majority holders may not annul or waive a continuing default in payment of principal of, premium, if any, or interest on such debt securities. See sections 5.1 and 5.10 of the indentures.

     Each indenture provides that the holders of debt securities issued under that indenture, treated as one class, will indemnify the trustee before the trustee exercises any of its rights or powers under the indenture. This indemnification is subject to the trustee's duty to act with the required standard of care during a default. See section 6.2 of the indentures. The holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected, treated as one class, issued under the applicable indenture may direct the time, method, and place of:

     - conducting any proceeding for any remedy available to the trustee; or

     - exercising any trust or power conferred on the trustee.

This right of the holders of debt securities is, however, subject to the provisions in each indenture providing for the indemnification of the trustee and other specified limitations. See section 5.9 of the indentures.

     In general, each indenture provides that holders of debt securities issued under that indenture may only institute an action against Williams under the indenture if the following four conditions are fulfilled:

     - the holder previously has given to the trustee written notice of default and the default continues;

     - the holders of at least 25 percent in principal amount of the debt securities of each affected series (treated as one class) issued under the applicable indenture and then outstanding have requested the trustee to institute such action and have offered the trustee reasonable indemnity;

     - the trustee has not instituted such action within 60 days of receipt of such request; and

     - the trustee has not received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class) issued under the applicable indenture and then outstanding. See sections 5.6, 5.7, and
       5.9 of the indentures.

     The above four conditions do not apply to actions by holders of the debt securities under the applicable indenture against Williams for payment of principal or interest on or after the due date provided. Each indenture contains a covenant that Williams will file annually with the trustee a certificate of no default or a certificate specifying any default that exists. See section 3.5 of the indentures.

DISCHARGE, DEFEASANCE, AND COVENANT DEFEASANCE

     Williams can discharge or defease its obligations under each indenture as set forth below. See section 10.1 of the indentures.

     Under terms satisfactory to the trustee, Williams may discharge certain obligations to holders of any series of debt securities issued under the applicable indenture which have not already been delivered to the trustee for cancellation. These debt securities must also:

     - have become due and payable;

     - be due and payable by their terms within one year; or

     - be scheduled for redemption by their terms within one year.

     Williams may redeem any series of debt securities by irrevocably depositing an amount certified to be sufficient to pay, at maturity or upon redemption, the principal of and interest on such debt securities. Williams may make such deposit in cash or, in the case of debt securities payable only in U.S. dollars, U.S. Government Obligations, as defined in the applicable indenture.

     Williams may also, upon satisfaction of the conditions listed below, discharge certain obligations to holders of any series of debt securities issued under such indenture at any time ("Defeasance"). Under terms satisfactory to the trustee, Williams may be released with respect to any outstanding series of debt securities issued under the relevant indenture from the obligations imposed by sections 3.6 and 9.1, in the case of the senior debt indenture, and section 9.1, in the case of the subordinated debt indenture. These sections contain the covenants described above limiting liens and consolidations, mergers and conveyances of assets. Also under terms satisfactory to the trustee, Williams may omit to comply with these sections without creating an event of default ("Covenant Defeasance"). Defeasance or Covenant Defeasance may be effected only if, among other things:

     - Williams irrevocably deposits with the trustee cash or, in the case of debt securities payable only in U.S. dollars, U.S. Government obligations as trust funds in an amount certified to be sufficient to pay at maturity or upon redemption the principal of and interest on all outstanding debt securities of the series issued under the applicable indenture;

     - Williams delivers to the trustee an opinion of counsel to the effect that the holders of the series of debt securities will not recognize income, gain, or loss for United States federal income tax purposes as a result of such Defeasance or Covenant Defeasance. Such opinion must further state that these holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if Defeasance or Covenant Defeasance had not occurred. In the case of a Defeasance, this opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the applicable indenture, since this result would not occur under current tax law;

     - in the case of the subordinated debt indenture, no event or condition shall exist that, pursuant to certain provisions described under "-- Subordinated Debt" above, would prevent Williams from making payments of principal of or interest on the subordinated debt securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after the deposit date; and

     - in the case of the subordinated indenture, Williams delivers to the trustee for the subordinated debt indenture an opinion of counsel to the effect that:

         (1) the trust funds will not be subject to any rights of holders of senior indebtedness; and

         (2) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally.

     If a court were to rule under any such law in any case or proceeding that the trust funds remained property of Williams, counsel must give its opinion only with respect to:

          (1) the trustee's valid and perfected security interest in these trust funds;

          (2) adequate protection of holders of the subordinated debt securities interests in these funds; and

          (3) no prior rights of holders of senior debt securities in property or interests granted to the trustee or holders of the subordinated debt securities in exchange for or with respect to these trust funds.

MODIFICATION OF THE INDENTURES

     Each indenture provides that Williams and the trustee may enter into supplemental indentures, which conform to the provisions of the Trust Indenture Act of 1939, without the consent of the holders to, in general:

     - secure any debt securities;

     - evidence the assumption by a successor person of the obligations of Williams;

     - add further covenants for the protection of the holders;

     - cure any ambiguity or correct any inconsistency in that indenture, so long as the action will not adversely affect the interests of the holders;

     - establish the form or terms of debt securities of any series; and

     - evidence the acceptance of appointment by a successor trustee. See section 8.1 of the indentures.

     Each indenture also permits Williams and the trustee to:

     - add any provisions to that indenture;

     - change in any manner that indenture;

     - eliminate any of the provisions of that indenture; and

     - modify in any way the rights of the holders of debt securities of each series affected.

     All of the above actions require the consent of the holders of at least a majority in principal amount of debt securities of each series issued under that indenture then outstanding and affected. These holders will vote as one class to approve such changes.

     Such changes must, however, conform to the Trust Indenture Act of 1939 and Williams and the trustee may not, without the consent of each holder of outstanding debt securities affected thereby:

     - extend the final maturity of the principal of any debt securities;

     - reduce the principal amount of any debt securities;

     - reduce the rate or extend the time of payment of interest on any debt securities;

     - reduce any amount payable on redemption of any debt securities;

     - change the currency in which the principal, including any amount in respect of original issue discount, or interest on any debt securities is payable;

     - reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy;

     - alter certain provisions of the indenture relating to debt securities not denominated in U.S. dollars or for which conversion to another currency is required to satisfy the judgment of any court;

     - impair the right to institute suit for the enforcement of any payment on any debt securities when due; or

     - reduce the percentage in principal amount of debt securities of any series issued under the applicable indenture, the consent of the holders of which is required for any such modification. See section 8.2 of the indentures.

     The subordinated debt indenture may not be amended to alter the subordination of any outstanding subordinated debt securities without the consent of each holder of senior indebtedness then outstanding that would be adversely affected by such an amendment. See the subordinated debt indenture, section 8.6.

CONVERSION RIGHTS

     The prospectus supplement will provide if a series of securities is convertible into our common stock and the initial conversion price per share at which the securities may be converted.

     If we have not redeemed a convertible security, the holder of the convertible security may convert the security, or any portion of the principal amount in integral multiples of $1,000, at the conversion price in effect at the time of conversion, into shares of Williams' common stock. Conversion rights expire at the close of business on the date specified in the prospectus supplement for a series of convertible securities.

Conversion rights expire at the close of business on the redemption date in the case of any convertible securities that we call for redemption.

     In order to exercise the conversion privilege, the holder of the convertible security must surrender to us, at any office or agency maintained for that purpose, the security with a written notice of the election to convert the security, and, if the holder is converting less than the entire principal amount of the security, the amount of security to be converted. In addition, if the convertible security is converted during the period between a record date for the payment of interest and the related interest payment date, the person entitled to convert the security must pay us an amount equal to the interest payable on the principal amount being converted.

     We will not pay any interest on converted securities on any interest payment date after the date of conversion expect for those securities surrendered during the period between a record date for the payment of interest and the related interest payment date.

     Convertible securities shall be deemed to have been converted immediately prior to the close of business on the day of surrender of the security. We will not issue any fractional shares of stock upon conversion, but we will make an adjustment in cash based on the market price at the close of business on the date of conversion.

     The conversion price will be subject to adjustment in the event of:

     - payment of stock dividends or other distributions on our common stock;

     - issuance of rights or warrants to all our stockholders entitling them to subscribe for or purchase our stock at a price less than the market price of our common stock;

     - the subdivision of our common stock into a greater or lesser number of shares of stock;

     - the distribution to all stockholders of evidences of our indebtedness or assets, excluding stock dividends or other distributions and rights or warrants; or

     - the reclassification of our common stock into other securities.

We may also decrease the conversion price as we consider necessary so that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of our common stock.

     We will pay any and all transfer taxes that may be payable in respect of the issue or delivery of shares of common stock on conversion of the securities. We are not required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in a name other than that of the holder of the security to be converted and no issue and delivery shall be made unless and until the person requesting the issue has paid the amount of any such tax or established to our satisfaction that such tax has been paid.

     After the occurrence of:

     - consolidation with or merger of Williams into any other corporation,

     - any merger of another corporation into Williams, or

     - any sale or transfer of substantially all of the assets of Williams,

which results in any reclassification, change or conversion of our common stock, the holders of any convertible securities will be entitled to receive on conversion the kind and amount of shares of common stock or other securities, cash or other property receivable upon such event by a holder of our common stock immediately prior to the occurrence of the event.

CONCERNING THE TRUSTEE

     The trustee is one of a number of banks with which Williams and its subsidiaries maintain ordinary banking relationships and with which Williams and its subsidiaries maintain credit facilities.

               LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

     Debt securities in bearer form are subject to special U.S. tax requirements and may not be offered, sold, or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Investors should consult the prospectus supplement in the event that bearer debt securities are issued for special procedures and restrictions that will apply to such an offering.

                         DESCRIPTION OF PREFERRED STOCK

     Under the Williams' certificate of incorporation, as amended, Williams is authorized to issue up to 30,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. At September 30, 2000, no shares of preferred stock were outstanding. The following description of preferred stock sets forth certain general terms and provisions of the series of preferred stock to which any prospectus supplement may relate. The prospectus supplement relating to a particular series of preferred stock will describe certain other terms of such series of preferred stock. If so indicated in the prospectus supplement relating to a particular series of preferred stock, the terms of any such series of preferred stock may differ from the terms set forth below. The description of preferred stock set forth below and the description of the terms of a particular series of preferred stock set forth in the related prospectus supplement are not complete and are qualified in their entirety by reference to the certificate of incorporation and to the certificate of designation relating to that series of preferred stock.

     The rights of the holders of each series of preferred stock will be subordinate to those of Williams' general creditors.

GENERAL TERMS OF THE PREFERRED STOCK

     The certificate of incorporation will set forth the designations, preferences, and relative, participating, optional and other special rights, and the qualifications, limitations, and restrictions of the preferred stock of each series. To the extent the certificate of incorporation does not set forth the rights and limitations, they shall be fixed by the certificate of designation relating to the series. A prospectus supplement, relating to each series, shall specify the terms of the preferred stock as follows:

     - the distinctive designation of the series and the number of shares which shall constitute the series;

     - the rate of dividends, if any, payable on shares of the series, the date, if any, from which the dividends shall accrue, the conditions upon which and the date when the dividends shall be payable, and whether the dividends shall be cumulative or noncumulative;

     - the amounts which the holders of the preferred stock of the series shall be entitled to be paid in the event of a voluntary or involuntary liquidation, dissolution, or winding up of Williams; and

     - whether or not the preferred stock of the series shall be redeemable and at what times and under what conditions and the amount or amounts payable thereon in the event of redemption.

     The prospectus supplement may, in a manner not inconsistent with the provisions of the certificate of incorporation:

     - limit the number of shares of the series that may be issued;

     - provide for a sinking fund for the purchase or redemption or a purchase fund for the purchase of shares of the series, set forth the terms and provisions governing the operation of any fund, and establish the status as to reissue of shares of preferred stock purchased or otherwise reacquired or redeemed or retired through the operation of the sinking or purchase fund;

     - grant voting rights to the holder of shares of the series, in addition to and not inconsistent with those granted by the certificate of incorporation to the holders of preferred stock;

     - impose conditions or restrictions upon the creation of indebtedness of Williams or upon the issue of additional preferred stock or other capital stock ranking equally with or prior to the preferred stock or capital stock as to dividends or distribution of assets on liquidation;

     - impose conditions or restrictions upon the payment of dividends upon, the making of other distributions to, or the acquisition of junior stock;

     - grant to the holders of the preferred stock of the series the right to convert the preferred stock into shares of another series or class of capital stock; and

     - grant other special rights to the holders of shares of the series as the board of directors may determine and as shall not be inconsistent with the provisions of the certificate of incorporation.

DIVIDENDS

     Holders of the preferred stock of any series shall be entitled to receive, when and as declared by the board of directors, preferential dividends in cash at the rate per annum, if any, fixed for the series. Their entitlement will be subject to any limitations specified in the certificate of designation providing for the issuance of a particular series of preferred stock. The certificate of designation providing for the issuance of preferred stock of the series may specify the date on which the preferential dividends are payable. The preferential dividends shall further be payable to stockholders of record on a date which precedes each dividend payment date which the board of directors has fixed in advance of each particular dividend.

     Each share of preferred stock shall rank on a parity with each other share of preferred stock, irrespective of series, with respect to preferential dividends accrued on the shares of the series. Williams will not declare or pay any dividend nor will it set apart a dividend for payment for the preferred stock of any series unless at the same time Williams declares, pays, or sets apart a dividend in like proportion to the dividends accrued upon the preferred stock of each other series. This does not, however, prevent Williams from authorizing or issuing one or more series of preferred stock bearing dividends subject to contingencies as to the existence or amount of earnings of Williams during one or more fiscal periods, or as to other events, to which dividends on other series of preferred stock are not subject.

     So long as any shares of preferred stock remain outstanding, Williams will not, unless all dividends accrued on outstanding shares of preferred stock for all past dividend periods shall have been paid, or declared and a sum sufficient for the payment of the dividends set apart:

     - pay or declare any dividends whatsoever, whether in cash, stock, or otherwise;

     - make any distribution on any class of junior stock;

     - purchase, retire, or otherwise acquire for valuable consideration any shares of preferred stock (subject to certain limitations) or junior stock.

     The ability of Williams, as a holding company, to pay dividends on the preferred stock will depend upon the payment of dividends, interest, or other charges by subsidiaries to it. Debt instruments of certain subsidiaries of Williams limit the amount of payments to Williams, which could affect the amount of funds available to Williams to pay dividends on the preferred stock.

     Bank One Trust Company, National Association, is the registrar, transfer agent, and dividend disbursing agent for the shares of the preferred stock.

REDEMPTION

     With the approval of its board of directors, Williams may redeem all or any part of the preferred stock of any series that by its terms is redeemable. Redemption will take place at the time or times and on the terms and conditions fixed for the series. Williams must duly give notice in the manner provided in the certificate of designation providing for this series. Williams must pay for preferred stock in cash the sum fixed for this series, together, in each case, with an amount equal to accrued and unpaid dividends on the series of preferred stock. The certificate of designation providing for a series of preferred stock which is subject to redemption may provide, upon the two conditions discussed below, that the shares will no longer be deemed outstanding, and all rights with respect to the shares will cease, including the accrual of further dividends, other than the right to receive the redemption price of the shares without interest, when:

     - Williams has given notice of redemption of all or part of the shares of the series; and

     - Williams has set aside or deposited with a suitable depositary for the proportionate benefit of the shares called for redemption the redemption price of these shares, together with accrued dividends to the date fixed as the redemption date.

     Redemption will terminate the right of holders of the preferred stock to accrual of further dividends. Redemption will not, however, terminate the right of holders of the shares redeemed to receive the redemption price for these shares without interest.

VOTING RIGHTS

     The preferred stock will have no right or power to vote on any question or in any proceeding or to be represented at or to receive notice of any meeting of stockholders, except as:

     - stated in this prospectus;

     - expressly provided by law; or

     - provided in the certificate of designation of the series of preferred stock.

     On any matters on which the holders of the preferred stock or any series thereof shall be entitled to vote separately as a class or series, they shall be entitled to one vote for each share held.

     So long as any shares of preferred stock are outstanding, Williams must not, during the continuance of any default in the payment of dividends on the preferred stock, redeem or otherwise acquire for value any shares of the preferred stock or of any other stock ranking on a parity with the preferred stock concerning dividends or distribution of assets on liquidation. Holders of a majority of the number of shares of preferred stock outstanding at the time may, however, permit such a redemption by giving their consent in person or by proxy, either in writing or by vote at any annual meeting or any special meeting called for the purpose.

LIQUIDATION RIGHTS

     In the event of any liquidation, dissolution, or winding up of the affairs of Williams, voluntary or involuntary, the holders of the preferred stock of the respective series are entitled to be paid in full the following amounts:

     - the amount fixed in the certificate of designation providing for the issue of shares of the series; plus

     - a sum equal to all accrued and unpaid dividends on the shares of preferred stock to the date of payment of the dividends.

     Williams must have made this payment in full to the holders of the preferred stock before it may make any distribution or payment to the holders of any class of stock of Williams ranking junior to the preferred stock as to dividends or distribution of assets on liquidation. After Williams has made this payment in full to the holders of the preferred stock, the remaining assets and funds of Williams will be distributed among the holders of the stock of Williams ranking junior to the preferred stock according to their rights. If the assets of Williams available for distribution to holders of preferred stock are sufficient to make the payment required to be made in full, these assets will be distributed to the holders of shares of preferred stock proportionately to the amounts payable upon each share of preferred stock.

PREFERRED STOCK PURCHASE RIGHTS

     On February 6, 1996, Williams entered into a rights agreement with The First Chicago Trust Company of New York, as rights agent, which currently provides for a dividend of one-third preferred stock purchase right for each outstanding share of Williams' common stock. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below. The rights are designed to protect the interests of Williams and its stockholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with the board of directors of Williams prior to attempting a takeover and to provide the board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by the board of directors of Williams.

     Until a right is exercised, the right does not entitle the holder to additional rights as a Williams' stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right entitles its holder to purchase from Williams one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise or purchase price of $140.00 per right, subject to adjustment. Each one two-hundredth of a share of Series A Junior Participating Preferred Stock entitles the holder to receive quarterly dividends payable in cash of an amount per share equal to:

     - the greater of (a) $120, or (b) 1200 times the aggregate per share amount of all cash dividends; plus

     - 1200 times the aggregate per share amount payable in kind of all non-cash dividends or other distributions other than dividends payable in common stock, since the immediately preceding quarterly dividend payment date.

The dividends on the Junior Participating Preferred Stock are cumulative. Holders of Junior Participating Preferred Stock have voting rights entitling them to 1200 votes per share on all matters submitted to a vote of the stockholders of Williams.

     In general, the rights will not be exercisable until the distribution date, which is the earlier of (a) the close of business on the 10th business day after Williams learns that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock,
(b) the close of business on the 10th business day after the commencement of a tender or exchange offer for 15% or more of Williams' outstanding common stock, or (c) the close of business on the 10th business day after the board of directors of Williams determines that any adverse person or group has become the beneficial owner of an amount of common stock which the board of directors determines to be substantial. Below we refer to the person or group acquiring at least 15% of our common stock as an acquiring person.

     In the event that a person or group acquires beneficial ownership of 15% or more of Williams' outstanding common stock or the board of directors of Williams determines that any adverse person or group has become the beneficial owner of a substantial amount of common stock, each holder of a right will have the right to exercise and receive common stock having a value equal to two times the exercise price of the right. The exercise price is the purchase price times the number of shares of common stock associated with each right. Any rights that are at any time beneficially owned by an acquiring person will be null and void and any holder of such right will be unable to exercise or transfer the right.

     In the event that someone becomes an acquiring person and either (a) Williams is involved in a merger or other business combination in which Williams is not the surviving corporation, (b) Williams is involved in a merger or other business combination in which Williams is the surviving corporation but all or a part of its common stock is changed or exchanged, or (c) 50% or more of Williams' assets, cash flow or earning power is sold or transferred, each right becomes exercisable and each right will entitle its holder to receive common stock of the acquiring person having a value equal to two times the exercise price of the right.

     The rights will expire at the close of business on February 6, 2006, unless redeemed before that time. At any time prior to the earlier of (a) 10 days following the stock acquisition date, as defined in the rights agreement, and
(b) the expiration date, the board of directors of Williams may redeem the rights in whole, but not in part, at a price of $.01 per right. Prior to the distribution date, Williams may amend the rights agreement in any respect without the approval of the rights holders. However, after the distribution date, the rights agreement may not be amended in any way that would adversely affect the holders of rights (other than any acquiring person or group) or cause the rights to again become redeemable. The Junior Participating Preferred Stock ranks junior to all other series of Williams' preferred stock as to the payment of dividends and the distribution of assets unless the terms of the series specify otherwise.

     You should refer to the applicable provisions of the rights agreement, which is incorporated by reference as Exhibit 4 to Form 8-K filed January 24, 1996.

                          DESCRIPTION OF COMMON STOCK

     As of the date of this prospectus, Williams is authorized to issue up to 960,000,000 shares of common stock. As of September 30, 2000, Williams had issued 469,602,588 shares of common stock. In addition, at September 30, 2000, options to purchase 23,410,833 shares of common stock were outstanding under various stock and compensation incentive plans. The outstanding shares of Williams' common stock are fully paid and nonassessable. The holders of Williams' common stock are not entitled to preemptive or redemption rights. Shares of Williams' common stock are not convertible into shares of any other class of capital stock. First Chicago Trust Company of New York, a division of EquiServe, is the transfer agent and registrar for our common stock.

     Williams currently has the following provisions in its charter or bylaws which could be considered to be "anti-takeover" provisions: (i) an article in its charter providing for a classified board of directors divided into three classes, one of which is elected for a three-year term at each annual meeting of stockholders, (ii) an article in its charter providing that directors cannot be removed except for cause and by the affirmative vote of three-fourths of the outstanding shares of common stock, (iii) an article in its charter requiring the affirmative vote of three-fourths of the outstanding shares of common stock for certain merger and asset sale transactions with holders of more than five percent of the voting power of Williams, and (iv) a bylaw requiring stockholders to provide prior notice for nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders meetings.

     Williams is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of Williams' outstanding voting stock) from engaging in a business combination with Williams for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the board of directors of Williams approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Williams outstanding at the time the transaction commenced (excluding stock held by persons who are both directors and officers of Williams or by certain employee stock plans); or (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by Williams' board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of Williams (excluding shares held by the interested stockholder). A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

DIVIDENDS

     The holders of Williams' common stock are entitled to receive dividends when, as, and if declared by the board of directors of Williams, out of funds legally available for their payment subject to the rights of holders of any outstanding preferred stock.

VOTING RIGHTS

     The holders of Williams' common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

RIGHTS UPON LIQUIDATION

     In the event of Williams' voluntary or involuntary liquidation, dissolution, or winding up, the holders of Williams' common stock will be entitled to share equally in any assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

                              PLAN OF DISTRIBUTION

     Williams may sell the securities through agents, through underwriters, through dealers, and directly to purchasers.

     Agents designated by Williams from time to time may solicit offers to purchase the securities. The prospectus supplement will name any such agent who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the securities in respect of which this prospectus is delivered. The prospectus supplement will also set forth any commissions payable by Williams to such agent. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If Williams uses any underwriters in the sale, Williams will enter into an underwriting agreement with the underwriters at the time of sale to them. The prospectus supplement which the underwriter will use to make resales to the public of the securities in respect of which this prospectus is delivered will set forth the names of the underwriters and the terms of the transaction.

     If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, Williams will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

     Agents, dealers, and underwriters may be entitled under agreements entered into with Williams to indemnification by Williams against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers, or underwriters may be required to make in respect of such civil liabilities. Agents, dealers, and underwriters may be customers of, engage in transactions with, or perform services for Williams in the ordinary course of business.

     One or more firms, referred to as "remarketing firms," may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for Williams. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with Williams and will describe the remarketing firm's compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with Williams to indemnification by Williams against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for Williams in the ordinary course of business.

     If the prospectus supplement so indicates, Williams will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase the securities from Williams at the public offering price set forth in the prospectus supplement. The solicitation will occur pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.

     Each series of debt securities offered will be a new issue of securities and will have no established trading market. The debt securities offered may or may not be listed on a national securities exchange. Williams cannot be sure as to the liquidity of or the existence of trading markets for any debt securities offered.

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters, if any, may overallot in connection with the offering, and may bid for, and purchase, the securities in the open market.

                                    EXPERTS

     As set forth in their report incorporated by reference in this prospectus, Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedules of Williams for the three years ended December 31, 1999, which appear in Williams' Annual Report on Form 10-K/A for the year ended December 31, 1999. The report of Ernst & Young LLP (which contains an explanatory paragraph describing Williams' changes in accounting method for its crude oil and refined products inventories, start-up costs, and lease transactions relating to its fiber optic network) is based in part on the report of Deloitte & Touche LLP, independent auditors, on the consolidated financial statements of MAPCO Inc. for the year ended December 31, 1997. The report of Deloitte & Touche LLP appears in Williams' Annual Report on Form 10-K/A and is incorporated by reference in this prospectus. The report of Deloitte & Touche LLP expresses an unqualified opinion and includes explanatory paragraphs relating to certain litigation to which MAPCO Inc. is a defendant and the change in its method of accounting for business process reengineering activities to conform to the consensus reached by the Emerging Issues Task Force in Issue No. 97-13. Williams' consolidated financial statements and schedules for the three years ended December 31, 1999, which appear in Williams' Annual Report on Form 10-K/A are incorporated in this prospectus by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements and schedules of Williams included in or incorporated by reference in any documents filed pursuant to Sections 13, 14, or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering will be so included or incorporated by reference in reliance upon the reports of independent auditors pertaining to such financial statements (to the extent covered by consents filed with the Commission) given upon the authority of such independent auditors as experts in accounting and auditing.

                                 LEGAL MATTERS

     William G. von Glahn, Senior Vice President and General Counsel of Williams will pass upon certain legal matters for Williams in connection with the securities offered by this prospectus. Davis Polk & Wardwell, New York, New York will pass upon certain legal matters for the underwriters in connection with the securities offered by this prospectus. As of the date of this prospectus, Mr. von Glahn beneficially owns, directly or indirectly approximately 193,409 shares of Williams' common stock and also has exercisable options to purchase an additional 135,504 shares of Williams' common stock.

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                               30,000,000 SHARES

                                [WILLIAMS LOGO]

                                  COMMON STOCK

                  --------------------------------------------

                             PROSPECTUS SUPPLEMENT

                  --------------------------------------------

                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON

                         BANC OF AMERICA SECURITIES LLC

                               CIBC WORLD MARKETS

                              GOLDMAN, SACHS & CO.

                                UBS WARBURG LLC

                                           , 2001

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